FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2006

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Items

1.	Management Report

2.	Report of Independent Public Accounting Firm

3.	Financial Statements and Notes thereto - U.S. GAAP

4.	Management’s Discussion and Analysis - U.S. GAAP

5.	Certificate of CEO Regarding Facts and Circumstances Relating to Exchange Act Filings

6.	Certificate of CFO Regarding Facts and Circumstances Relating to Exchange Act Filings

Item 1

Management Report

The accompanying consolidated financial statements of Canadian National Railway Company and all information in this annual report are the responsibility of management and have been approved by the Board of Directors.

      The financial statements have been prepared by management in conformity with generally accepted accounting principles in the United States. These statements include some amounts that are based on best estimates and judgments. Financial information used elsewhere in the annual report is consistent with these financial statements.

      Management of the Company, in furtherance of the integrity and objectivity of data in the financial statements, has developed and maintains a system of internal accounting controls and supports an extensive program of internal audits. Management believes that this system of internal accounting controls provides reasonable assurance that financial records are reliable and form a proper basis for preparation of financial statements, and that assets are properly accounted for and safeguarded.

      The Board of Directors carries out its responsibility for the financial statements in this report principally through its Audit Committee, consisting solely of outside directors. The Audit Committee reviews the Company’s consolidated financial statements and management’s discussion and analysis and recommends their approval by the Board of Directors. Also, the Audit Committee meets regularly with the Chief, Internal Audit, and with the shareholders’ auditors.

      These consolidated financial statements have been audited by KPMG LLP, who have been appointed as the sole auditors of the Company by the shareholders.

(s) Claude Mongeau
Executive Vice-President and Chief Financial Officer

January 24, 2006

(s) Serge Pharand
Vice-President and Corporate Comptroller

January 24, 2006

Item 2

Report of Independent Public Accounting Firm

To the Board of Directors and to the Shareholders of Canadian National Railway Company

We have audited the consolidated balance sheets of Canadian National Railway Company as at December 31, 2005 and 2004 and the consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

      In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005, in accordance with generally accepted accounting principles in the United States.

(s) KPMG LLP
Chartered Accountants

Montreal, Canada
January 24, 2006

Item 3

Consolidated Statement of Income	U.S. GAAP

In millions, except per share data	Year ended December 31,	2005	2004	2003

Revenues
Petroleum and chemicals		$1,096	$1,059	$1,013
Metals and minerals		837	714	527
Forest products		1,738	1,505	1,320
Coal		331	284	261
Grain and fertilizers		1,119	1,063	947
Intermodal		1,270	1,117	1,101
Automotive		514	510	525
Other items		335	296	190

Total revenues		7,240	6,548	5,884

Operating expenses
Labor and fringe benefits		1,841	1,819	1,698
Purchased services and material		814	746	703
Depreciation and amortization		627	598	554
Fuel		725	528	469
Equipment rents		192	244	293
Casualty and other		417	445	390

Total operating expenses		4,616	4,380	4,107

Operating income		2,624	2,168	1,777
Interest expense		(299)	(294)	(315)
Other income (loss) (Note 14)		12	(20)	21

Income before income taxes and cumulative effect of change
in accounting policy		2,337	1,854	1,483
Income tax expense (Note 15)		(781)	(596)	(517)

Income before cumulative effect of change
in accounting policy		1,556	1,258	966
Cumulative effect of change in accounting policy
(net of applicable taxes) (Note 2)		-	-	48

Net income		$1,556	$1,258	$1,014

Basic earnings per share (Note 17)
Income before cumulative effect of change in accounting policy		$5.64	$4.41	$3.38
Net income		$5.64	$4.41	$3.54

Diluted earnings per share (Note 17)
Income before cumulative effect of change in accounting policy		$5.54	$4.34	$3.33
Net income		$5.54	$4.34	$3.49

See accompanying notes to consolidated financial statements.

Consolidated Statement of Comprehensive Income	U.S. GAAP

In millions	Year ended December 31,	2005	2004	2003

Net income		$1,556	$1,258	$1,014

Other comprehensive income (loss) (Note 20) :
Unrealized foreign exchange gain on translation of U.S. dollar-denominated long-term
debt designated as a hedge of the net investment in U.S. subsidiaries		152	326	754
Unrealized foreign exchange loss on translation of the net investment in
foreign operations		(233)	(428)	(1,101)
Increase (decrease) in unrealized holding gains on fuel derivative instruments (Note 19)		(35)	54	8
Realized gain on settlement of interest rate swaps (Note 19)		-	12	-
Minimum pension liability adjustment (Note 13)		4	8	7

Other comprehensive loss before income taxes		(112)	(28)	(332)
Income tax recovery on other comprehensive loss		38	9	106

Other comprehensive loss		(74)	(19)	(226)

Comprehensive income		$1,482	$1,239	$788

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheet	U.S. GAAP

In millions	December 31,	2005	2004

Assets

Current assets:
Cash and cash equivalents		$62	$147
Accounts receivable (Note 4)		623	793
Material and supplies		151	127
Deferred income taxes (Note 15)		65	364
Other		248	279

		1,149	1,710
Properties (Note 5)		20,078	19,715
Intangible and other assets (Note 6)		961	940

Total assets		$22,188	$22,365

Liabilities and shareholders’ equity

Current liabilities:
Accounts payable and accrued charges (Note 8)		$1,478	$1,605
Current portion of long-term debt (Note 10)		408	578
Other		72	76

		1,958	2,259
Deferred income taxes (Note 15)		4,817	4,723
Other liabilities and deferred credits (Note 9)		1,487	1,513
Long-term debt (Note 10)		4,677	4,586

Shareholders’ equity:
Common shares (Note 11)		4,580	4,706
Accumulated other comprehensive loss (Note 20)		(222)	(148)
Retained earnings		4,891	4,726

		9,249	9,284

Total liabilities and shareholders’ equity		$22,188	$22,365

On behalf of the Board:

David G.A. McLean	E. Hunter Harrison
Director	Director

See accompanying notes to consolidated financial statements.

Consolidated Statement of Changes in Shareholders’ Equity	U.S. GAAP

In millions	Issued and outstanding common shares	Common shares	Accumulated other comprehensive income (loss)	Retained earnings	Total shareholders’ equity

Balances December 31, 2002	296.3	$4,785	$97	$3,487	$8,369
Net income	-	-	-	1,014	1,014
Stock options exercised and other (Notes 11, 12)	2.9	122	-	-	122
Share repurchase program (Note 11)	(15.0)	(243)	-	(413)	(656)
Other comprehensive loss (Note 20)	-	-	(226)	-	(226)
Dividends ($0.67 per share)	-	-	-	(191)	(191)

Balances December 31, 2003	284.2	4,664	(129)	3,897	8,432

Net income	-	-	-	1,258	1,258
Stock options exercised and other (Notes 11, 12)	2.9	108	-	-	108
Share repurchase program (Note 11)	(4.0)	(66)	-	(207)	(273)
Other comprehensive loss (Note 20)	-	-	(19)	-	(19)
Dividends ($0.78 per share)	-	-	-	(222)	(222)

Balances December 31, 2004	283.1	4,706	(148)	4,726	9,284

Net income	-	-	-	1,556	1,556
Stock options exercised and other (Notes 11, 12)	3.3	176	-	-	176
Share repurchase programs (Note 11)	(18.0)	(302)	-	(1,116)	(1,418)
Other comprehensive loss (Note 20)	-	-	(74)	-	(74)
Dividends ($1.00 per share)	-	-	-	(275)	(275)

Balances December 31, 2005	268.4	$4,580	$(222)	$4,891	$9,249

See accompanying notes to consolidated financial statements.

Consolidated Statement of Cash Flows	U.S. GAAP

In millions	Year ended December 31,	2005	2004	2003

Operating activities
Net income		$1,556	$1,258	$1,014
Adjustments to reconcile net income to net cash provided
from operating activities:
Depreciation and amortization		630	602	560
Deferred income taxes (Note 15)		547	366	411
Equity in earnings of English Welsh and Scottish Railway (Note 14)		(4)	4	(17)
Cumulative effect of change in accounting policy (Note 2)		-	-	(48)
Other changes in:
Accounts receivable		142	(233)	153
Material and supplies		(25)	10	(3)
Accounts payable and accrued charges		(156)	5	(96)
Other net current assets and liabilities		8	21	(29)
Other		7	106	31

Cash provided from operating activities		2,705	2,139	1,976

Investing activities
Net additions to properties		(1,180)	(1,072)	(1,043)
Acquisition of BC Rail (Note 3)		-	(984)	-
Acquisition of GLT (Note 3)		-	(547)	-
Other, net		105	192	(32)

Cash used by investing activities		(1,075)	(2,411)	(1,075)

Dividends paid		(275)	(222)	(191)

Financing activities
Issuance of long-term debt		2,728	8,277	4,109
Reduction of long-term debt		(2,865)	(7,579)	(4,141)
Issuance of common shares (Note 11)		115	86	83
Repurchase of common shares (Note 11)		(1,418)	(273)	(656)

Cash provided from (used by) financing activities		(1,440)	511	(605)

Net increase (decrease) in cash and cash equivalents		(85)	17	105
Cash and cash equivalents, beginning of year		147	130	25

Cash and cash equivalents, end of year		$62	$147	$130

Supplemental cash flow information
Net cash receipts from customers and other		$7,375	$6,501	$6,022
Net cash payments for:
Employee services, suppliers and other expenses		(3,872)	(3,628)	(3,262)
Interest		(306)	(282)	(325)
Workforce reductions (Note 9)		(87)	(93)	(155)
Personal injury and other claims (Note 18)		(92)	(106)	(126)
Pensions (Note 13)		(127)	(161)	(92)
Income taxes (Note 15)		(186)	(92)	(86)

Cash provided from operating activities		$2,705	$2,139	$1,976

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements	U.S. GAAP

Canadian National Railway Company (CN or the Company), directly and through its subsidiaries, is engaged in the rail and related transportation business. CN spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans and Mobile, Alabama, and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minnesota/Superior, Wisconsin, Green Bay, Wisconsin, Minneapolis/St. Paul, Memphis, St. Louis and Jackson, Mississippi, with connections to all points in North America. CN’s revenues are derived from the movement of a diversified and balanced portfolio of goods, including petroleum and chemicals, grain and fertilizers, coal, metals and minerals, forest products, intermodal and automotive.

1 Summary of significant accounting policies

These consolidated financial statements are expressed in Canadian dollars, except where otherwise indicated, and have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). Significant differences between the accounting principles applied in the accompanying financial statements and those under Canadian generally accepted accounting principles (Canadian GAAP) are quantified and explained in Note 21 to the financial statements. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates, including those related to personal injury and other claims, environmental claims, depreciation, pensions and other post-retirement benefits, and income taxes, based upon currently available information. Actual results could differ from these estimates.

A. Principles of consolidation

These consolidated financial statements include the accounts of all subsidiaries, including Great Lakes Transportation LLC’s railroads and related holdings (GLT) and BC Rail for which the Company acquired control and consolidated effective May 10, 2004 and July 14, 2004, respectively. The Company’s investments in which it has significant influence are accounted for using the equity method and all other investments are accounted for using the cost method.

B. Revenues

Freight revenues are recognized on services performed by the Company, based on the percentage of completed service method. Costs associated with movements are recognized as the service is performed.

C. Foreign exchange

All of the Company’s United States (U.S.) operations are self-sustaining foreign entities with the U.S. dollar as their functional currency. The Company also has an equity investment in an international affiliate based in the United Kingdom with the British pound as its functional currency. Accordingly, the U.S. operations’ assets and liabilities and the Company’s foreign equity investment are translated into Canadian dollars at the rate in effect at the balance sheet date and the revenues and expenses are translated at average exchange rates during the year. All adjustments resulting from the translation of the foreign operations are recorded in Other comprehensive income (loss) (Note 20).

      The Company designates the U.S. dollar-denominated long-term debt of the parent company as a foreign exchange hedge of its net investment in U.S. subsidiaries. Accordingly, unrealized foreign exchange gains and losses, from the dates of designation, on the translation of the U.S. dollar-denominated long-term debt are also included in Other comprehensive income (loss).

D. Cash and cash equivalents

Cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are stated at cost, which approximates market value.

E. Accounts receivable

Accounts receivable are recorded at cost net of the provision for doubtful accounts that is based on expected collectibility. Any gains or losses on the sale of accounts receivable are calculated by comparing the carrying amount of the accounts receivable sold to the total of the cash proceeds on sale and the fair value of the retained interest in such receivables on the date of transfer. Fair values are determined on a discounted cash flow basis. Costs related to the sale of accounts receivable are recognized in earnings in the period incurred.

F. Material and supplies

Inventory is valued at weighted-average cost for ties, rails, fuel and new materials in stores, and at estimated utility or sales value for usable secondhand, obsolete and scrap materials.

G. Properties

Railroad properties are carried at cost less accumulated depreciation including asset impairment write-downs. Labor, materials and other costs associated with the installation of rail, ties, ballast and other track improvements are capitalized to the extent they meet the Company’s minimum threshold for capitalization. Major overhauls and large refurbishments are also capitalized when they result in an extension to the useful life or increase the functionality of the asset. Included in property additions are the costs of developing computer software for internal use. Maintenance costs are expensed as incurred.

Notes to Consolidated Financial Statements	U.S. GAAP

1 Summary of significant accounting policies (continued)

      The cost of railroad properties, less net salvage value, retired or disposed of in the normal course of business is charged to accumulated depreciation, in accordance with the group method of depreciation. The Company reviews the carrying amounts of properties held and used whenever events or changes in circumstances indicate that such carrying amounts may not be recoverable based on future undiscounted cash flows. Assets that are deemed impaired as a result of such review are recorded at the lower of carrying amount or fair value.

      Assets held for sale are measured at the lower of their carrying amount or fair value, less cost to sell. Losses resulting from significant line sales are recognized in income when the asset meets the criteria for classification as held for sale whereas losses resulting from significant line abandonments are recognized in income when the asset ceases to be used. Gains are recognized in income when they are realized.

H. Depreciation

The cost of properties, including those under capital leases, net of asset impairment write-downs, is depreciated on a straight-line basis over their estimated useful lives as follows:

Asset class	Annual rate

Track and roadway	2%
Rolling stock	3%
Buildings	6%
Other	6%

     The Company follows the group method of depreciation for railroad properties and, as such, conducts comprehensive depreciation studies on a periodic basis to assess the reasonableness of the lives of properties based upon current information and historical activities. Changes in estimated useful lives are accounted for prospectively.

I. Intangible assets

Intangible assets relate to customer contracts and relationships assumed through recent acquisitions and are being amortized on a straight-line basis over 40 to 50 years.

J. Pensions

Pension costs are determined using actuarial methods. Net periodic benefit cost is charged to income and includes:

(i)	the cost of pension benefits provided in exchange for employees’ services rendered during the year,

(ii)	the interest cost of pension obligations,

(iii)	the amortization of the initial net transition obligation on a straight-line basis over the expected average remaining service life of the employee group covered by the plans,

(iv)	the amortization of prior service costs and amendments over the expected average remaining service life of the employee group covered by the plans,

(v)	the expected long-term return on pension fund assets, and

(vi)	the amortization of cumulative unrecognized net actuarial gains and losses in excess of 10% of, the greater of the beginning of year balances of the projected benefit obligation or market-related value of plan assets, over the expected average remaining service life of the employee group covered by the plans.

      The pension plans are funded through contributions determined in accordance with the projected unit credit actuarial cost method.

K. Post-retirement benefits other than pensions

The Company accrues the cost of post-retirement benefits other than pensions using actuarial methods. These benefits, which are funded by the Company as they become due, include life insurance programs, medical benefits and free rail travel benefits.

      The Company amortizes the cumulative unrecognized net actuarial gains and losses in excess of 10% of the projected benefit obligation at the beginning of the year, over the expected average remaining service life of the employee group covered by the plans.

L. Personal injury claims

In Canada, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and administration costs.

      In the U.S., the Company accrues the expected cost for personal injury and occupational disease claims, based on actuarial estimates of their ultimate cost.

M. Environmental expenditures

Environmental expenditures that relate to current operations are expensed unless they relate to an improvement to the property. Expenditures that relate to an existing condition caused by past operations and which are not expected to contribute to current or future operations are expensed. Liabilities are recorded when environmental assessments occur and/or remedial efforts are likely, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated.

Notes to Consolidated Financial Statements	U.S. GAAP

1 Summary of significant accounting policies (continued)

N. Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, the change in the net deferred tax asset or liability is included in the computation of net income. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.

O. Derivative financial instruments

The Company uses derivative financial instruments in the management of its fuel exposure, and may use them from time to time, in the management of its interest rate and foreign currency exposures. Derivative instruments are recorded on the balance sheet at fair value and the changes in fair value are recorded in earnings or Other comprehensive income (loss) depending on the nature and effectiveness of the hedge transaction. Income and expense related to hedged derivative financial instruments are recorded in the same category as that generated by the underlying asset or liability.

P. Stock-based compensation

The Company follows the fair value based approach for stock option awards and had prospectively applied this method of accounting to all awards granted, modified or settled on or after January 1, 2003, as explained in Note 2 – Accounting changes. The Company follows the intrinsic value method for cash settled awards.

      Prior to 2003, compensation cost was recorded for the intrinsic value of the Company’s performance-based stock option awards and no compensation cost was recognized for the Company’s conventional awards, in accordance with Accounting Principles Board Opinion (APB) 25, “Accounting for Stock Issued to Employees,” and related interpretations. If compensation cost had been determined based upon fair values at the date of grant for awards under all plans, the Company’s pro forma net income and earnings per share would have been as follows:

Year ended December 31,	2005	2004	2003

Net income, as reported (in millions)	$1,556	$1,258	$1,014

Add (deduct) compensation cost, net of
applicable taxes, determined under:

Fair value method for all awards granted
after Jan. 1, 2003 (SFAS No. 123)	86	38	10

Intrinsic value method for performance-based
awards granted prior to 2003 (APB 25)	-	9	13

Fair value method for all awards (SFAS No. 123)	(110)	(78)	(53)

Pro forma net income (in millions)	$1,532	$1,227	$984

Basic earnings per share, as reported	$5.64	$4.41	$3.54
Basic earnings per share, pro forma	$5.55	$4.30	$3.43

Diluted earnings per share, as reported	$5.54	$4.34	$3.49
Diluted earnings per share, pro forma	$5.45	$4.23	$3.39

     Compensation cost related to stock option awards under the fair value based approach was calculated using the Black-Scholes option-pricing model with the following assumptions:

Year ended December 31,	2005	2004	(1)	2003

Expected option life (years)	5.2	-		5.0
Risk-free interest rate	3.5%	-		4.12%
Expected stock price volatility	25%	-		30%
Average dividend per share	$1.00	-		$0.67

Year ended December 31,	2005	2004	(1)	2003

Weighted average fair value of
options granted	$18.38	$-		$11.88

(1) The Company did not grant any stock option awards in 2004.

Q. Recent accounting pronouncement

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123(R), “Share-Based Payment,” which requires expensing of all options issued, modified or settled based on the grant-date fair value, over the period during which an employee is required to provide service (vesting period). The standard also requires that cash settled awards be measured at fair value at each reporting date until ultimate settlement. In April 2005, the U.S. Securities and Exchange Commission extended the effective application date of this standard from interim or annual reporting periods beginning after June 15, 2005 to annual reporting periods beginning after December 15, 2005. The Company has elected to apply the modified prospective approach, which requires compensation cost to be recognized for unvested awards based on their grant-date fair value. The Company does not expect this standard to have a significant impact on its results of operations.

Notes to Consolidated Financial Statements	U.S. GAAP

2 Accounting changes

2005

Conditional asset retirement obligations

Effective December 31, 2005, the Company adopted the recommendations of FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations – an interpretation of FASB Statement No. 143.” The Interpretation clarifies that an obligation to perform an asset retirement activity exists, even if there may be uncertainty about the timing and/or method of settlement. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation when incurred, generally upon acquisition, construction, or development and/or through the normal operation of the asset, if the fair value of the liability can be reasonably estimated. This standard had no impact on the Company’s financial statements.

2003

Asset retirement obligations

Effective January 1, 2003, the Company adopted the recommendations of SFAS No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 requires that the fair value of an asset retirement obligation be recorded as a liability only when there is a legal obligation associated with a removal activity. The Company has concluded that no legal obligation exists for substantially all of its asset classes that have removal programs. In accordance with SFAS No. 143, the Company changed its accounting policy for certain track structure assets to exclude removal costs as a component of depreciation expense where the inclusion of such costs would result in accumulated depreciation balances exceeding the historical cost basis of the assets. As a result, a cumulative benefit of $75 million, or $48 million after tax, was recorded for the amount of removal costs accrued in accumulated depreciation on certain track structure assets at January 1, 2003. This change in policy results in lower depreciation expense and higher labor and fringe benefits and other expenses in the period in which removal costs are incurred. For the year ended December 31, 2003, this change in policy resulted in an increase to net income of $2 million ($0.01 per basic and diluted share).

Stock-based compensation

Effective January 1, 2003, the Company voluntarily adopted the fair value based approach of SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure.” The Company elected to prospectively apply this method of accounting to all stock option awards granted, modified or settled on or after January 1, 2003, as permitted by SFAS No. 148. Prior to 2003, the Company accounted for stock-based compensation in accordance with APB 25, “Accounting for Stock Issued to Employees,” and related interpretations. Accordingly, compensation cost was recorded for the intrinsic value of the Company’s performance-based stock option awards and no compensation cost was recognized for the Company’s conventional awards.

     In 2003, the Company granted 3.0 million stock options, which will be expensed over their vesting period based on their estimated fair value on the date of grant, determined using the Black-Scholes option-pricing model. For the year ended December 31, 2003, the Company recorded compensation cost of $23 million, of which $10 million ($0.03 per basic and diluted share) was related to the change in policy.

3 Acquisitions

BC Rail

In November 2003, the Company entered into an agreement with British Columbia Railway Company, a corporation owned by the Government of the Province of British Columbia, to acquire all the issued and outstanding shares of the former BC Rail Ltd. and all the partnership units of BC Rail Partnership (collectively BC Rail), and the right to operate over BC Rail’s roadbed under a long-term lease, for a purchase price of $1 billion.

      On July 2, 2004, the Company reached a consent agreement with Canada’s Competition Bureau, allowing for the closing of the transaction, whereby the Company reaffirmed its commitment to share merger efficiencies with BC Rail shippers and assure them competitive transportation options through its Open Gateway Rate and Service Commitment. The consent agreement also maintains competitive rates and service for grain shippers in the Peace River region.

      On July 14, 2004, the Company completed its acquisition of BC Rail and began a phased integration of the companies’ operations. The acquisition was financed by debt and cash on hand.

      The Company accounted for the acquisition using the purchase method of accounting as required by SFAS No.141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets.” As such, the accompanying consolidated financial statements include the assets, liabilities and results of operations of BC Rail as of July 14, 2004, the date of acquisition. The Company’s cost to acquire BC Rail of $991 million includes purchase price adjustments and transaction costs.

Notes to Consolidated Financial Statements	U.S. GAAP

3 Acquisitions (continued)

     The Company had estimated, on a preliminary basis, the fair value of BC Rail’s assets acquired, owned and leased, and liabilities assumed at acquisition based on then current available information. The Company has since finalized the allocation of the purchase price and has not made any significant adjustments. The following table reflects the fair values of BC Rail’s assets acquired, owned and leased, and liabilities assumed at acquisition:

In millions

Current assets	$200
Deferred income taxes	399
Properties	597
Other assets	3

Total assets acquired	1,199

Current liabilities	76
Other liabilities and deferred credits	119
Long-term debt	13

Total liabilities assumed	208

Net assets acquired	$991

Great Lakes Transportation LLC’s Railroads and Related Holdings

In October 2003, the Company, through an indirect wholly owned subsidiary, entered into an agreement for the acquisition of GLT for a purchase price of U.S.$380 million.

      As of April 2004, the Company received all necessary regulatory approvals, including the U.S. Surface Transportation Board (STB) ruling rendered on April 9, 2004.

      On May 10, 2004, the Company completed its acquisition of GLT and began a phased integration of the companies’ operations. The acquisition was financed by debt and cash on hand.

      The Company accounted for the acquisition using the purchase method of accounting. As such, the accompanying consolidated financial statements include the assets, liabilities and results of operations of GLT as of May 10, 2004, the date of acquisition. The Company’s cost to acquire GLT of U.S.$395 million (Cdn$547 million) includes purchase price adjustments and transaction costs.

      The Company had estimated, on a preliminary basis, the fair value of GLT’s assets acquired and liabilities assumed at acquisition based on then current available information. The Company has since finalized the allocation of the purchase price and has not made any significant adjustments. The following table reflects the fair values of GLT’s assets acquired and liabilities assumed at acquisition:

In millions

Current assets	$67
Properties	980
Intangible and other assets	87

Total assets acquired	1,134

Current liabilities	64
Deferred income taxes	286
Other liabilities and deferred credits	237

Total liabilities assumed	587

Net assets acquired	$547

If the Company had acquired BC Rail and GLT on January 1, 2003, based on their respective historical amounts, net of the amortization of the difference between the Company’s cost to acquire BC Rail and GLT and their respective net assets (based on the fair values of BC Rail’s and GLT’s assets and liabilities), revenues, income before cumulative effect of change in accounting policy, net income, basic and diluted earnings per share for the years ended December 31, 2004 and 2003 would have been as follows:

	Year ended December 31,

In millions, except per share data	2004	2003

Revenues	$6,773	$6,428
Income before cumulative effect of
change in accounting policy	$1,272	$1,026
Net income	$1,272	$1,077

Basic earnings per share
Income before cumulative effect of
change in accounting policy	$4.46	$3.58
Net income	$4.46	$3.76

Diluted earnings per share
Income before cumulative effect of
change in accounting policy	$4.39	$3.53
Net income	$4.39	$3.70

     The pro forma figures for both BC Rail and GLT do not reflect synergies, and accordingly, do not account for any potential increases in operating income, any estimated cost savings or facilities consolidation.

Notes to Consolidated Financial Statements	U.S. GAAP

4 Accounts receivable

In millions	December 31,	2005	2004

Freight
Trade		$330	$414
Accrued		26	93
Non-freight		347	356

		703	863
Provision for doubtful accounts		(80)	(70)

		$623	$793

      The Company has an accounts receivable securitization program, expiring in June 2006, under which it may sell, on a revolving basis, a maximum of $500 million ($450 million prior to February 2005) of eligible freight trade and other receivables outstanding at any point in time, to an unrelated trust. The Company has a contingent residual interest of approximately 10% of receivables sold, which is recorded in Other current assets. The Company has retained the responsibility for servicing, administering and collecting freight receivables sold. Other income (loss) included $16 million in 2005 and $9 million in each of 2004 and 2003, for costs related to the agreement, which fluctuate with changes in prevailing interest rates.

      At December 31, 2005, pursuant to the agreement, $489 million had been sold compared to $445 million at December 31, 2004.

5 Properties

In millions	December 31, 2005			December 31, 2004

	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net

Track, roadway and land	$21,792	$6,388	$15,404	$21,524	$6,300	$15,224
Rolling stock	4,581	1,642	2,939	4,336	1,549	2,787
Buildings	1,878	724	1,154	2,009	877	1,132
Other	1,174	593	581	1,078	506	572

	$29,425	$9,347	$20,078	$28,947	$9,232	$19,715

Capital leases included in properties
Track and roadway	$451	$16	$435	$395	$5	$390
Rolling stock	1,348	279	1,069	1,155	241	914
Buildings	57	8	49	113	7	106
Other	144	24	120	119	9	110

	$2,000	$327	$1,673	$1,782	$262	$1,520

6 Intangible and other assets

In millions	December 31, 2005	2004

Prepaid benefit cost (Note 13)	$621	$515
Investments (A)	132	166
Deferred receivables	102	77
Intangible assets (B)	66	69
Note receivable from EWS	-	57
Unamortized debt issue costs	31	35
Other	9	21

	$961	$940

A. Investments

As at December 31, 2005, the Company had $124 million ($157 million at December 31, 2004) of investments accounted for under the equity method and $8 million ($9 million at December 31, 2004) of investments accounted for under the cost method.

Investment in English Welsh and Scottish Railway (EWS)

As at December 31, 2005, the Company owned approximately 32% of the outstanding shares of EWS, a company that provides most of the rail freight services in Great Britain and operates freight trains through the English Channel tunnel, and accounted for this investment using the equity method. At December 31, 2005, the excess of the Company’s share of the book value of EWS’ net assets over the carrying value of the investment was not significant.

Notes to Consolidated Financial Statements	U.S. GAAP

6 Intangible and other assets (continued)

      In January 2004, EWS shareholders had approved a plan to reduce the EWS share capital to enable cash to be returned to the shareholders by offering them the ability to cancel a portion of their EWS shares in exchange for a combination of cash and notes receivable. The Company elected to have the maximum allowable number of shares cancelled under the plan, thereby reducing its ownership interest in EWS to approximately 31% on a fully diluted basis (13.7 million shares) compared to approximately 37% on a fully diluted basis (43.7 million shares) prior to the capital reorganization. In the first quarter of 2004, the Company received £57.7 million (Cdn$141 million) in cash and an 8% note receivable due 2009 of £23.9 million (Cdn$58 million) from EWS. In April 2005, EWS fully redeemed the Company’s note receivable. The Company received £26 million (Cdn$61 million), which included principal and accrued but unpaid interest to the date of redemption.

B. Intangible assets

Intangible assets relate to customer contracts and relationships assumed through the GLT acquisition.

7 Credit facility

In March 2005, the Company refinanced, by way of amendment, its U.S.$1,000 million revolving credit facility, which was scheduled to mature in December 2005, for a five-year period to March 2010. The credit facility is available for general corporate purposes, including backstopping the Company’s commercial paper program, and provides for borrowings at various interest rates, including the Canadian prime rate, bankers’ acceptance rates, the U.S. federal funds effective rate and the London Interbank Offer Rate, plus applicable margins. The amended credit facility agreement retained one financial covenant, the customary limitation on debt as a percentage of total capitalization, with which the Company has been in compliance. The Company’s borrowings under its previous revolving credit facility of U.S.$90 million (Cdn$108 million) outstanding at December 31, 2004 (average interest rate of 2.77%) were entirely repaid in the first quarter of 2005. At December 31, 2005, the Company had borrowings under its revolving credit facility of U.S.$15 million (Cdn$17 million) at an interest rate of 4.66% and letters of credit drawn of $316 million.

      The Company’s commercial paper program is backed by a portion of its revolving credit facility. As at December 31, 2005, the Company had U.S.$367 million (Cdn$427 million) of commercial paper outstanding at an average interest rate of 4.40%, and U.S.$211 million (Cdn$254 million) at an average rate of 2.37%, as at December 31, 2004.

8 Accounts payable and accrued charges

In millions	December 31,	2005	2004

Trade payables		$475	$491
Income and other taxes		261	310
Accrued charges		226	179
Payroll-related accruals		207	259
Personal injury and other claims provision		115	118
Accrued interest		101	106
Workforce reduction provisions		49	90
Other		44	52

		$1,478	$1,605

9 Other liabilities and deferred credits

In millions	December 31,	2005	2004

Personal injury and other claims
provision, net of current portion		$542	$524
Accrual for post-retirement benefits
other than pensions (A)		289	284
Accrued benefit cost for
pensions (Note 13)		150	156
Environmental reserve, net of current
portion		99	93
Workforce reduction provisions,
net of current portion (B)		93	149
Additional minimum pension
liability (Note 13)		18	22
Deferred credits and other		296	285

		$1,487	$1,513

A. Post-retirement benefits other than pensions

(i) Change in benefit obligation

In millions	Year ended December 31,	2005	2004

Benefit obligation at beginning of year		$319	$309
Acquisition of GLT and BC Rail		-	151
Amendments		(4)	(12)
Transfer from other plan		8	-
Actuarial gain		(20)	(111)
Interest cost		19	17
Service cost		5	8
Foreign currency changes		(8)	(25)
Benefits paid		(19)	(18)

Benefit obligation at end of year		$300	$319

The Company uses a measurement date of September 30 for its U.S. plans and December 31 for its Canadian plans.

Notes to Consolidated Financial Statements	U.S. GAAP

9 Other liabilities and deferred credits (continued)

(ii) Funded status

In millions	December 31,	2005	2004

Unfunded benefit obligation at end of year		$300	$319
Unrecognized net actuarial gain		24	6
Unrecognized prior service cost		(11)	(16)

Accrued benefit cost for post-retirement
benefits other than pensions
(including current portion)		$313	$309

(iii) Components of net periodic benefit cost

In millions	Year ended December 31,	2005	2004	2003

Interest cost		$19	$17	$18
Service cost		5	8	5
Amortization of prior service cost		1	3	3
Recognized net actuarial (gain) loss		(1)	1	7

Net periodic benefit cost		$24	$29	$33

(iv) Weighted-average assumptions

	December 31,	2005	2004	2003

To determine benefit obligation
Discount rate		5.30%	5.90%	6.00%
Rate of compensation increase		3.75%	3.75%	3.75%
To determine net periodic benefit cost
Discount rate		5.90%	6.00%	6.69%
Rate of compensation increase		3.75%	3.75%	4.00%

(v) For measurement purposes, increases in the per capita cost of covered health care benefits were assumed to be 13% for 2006 and 14% for 2005. It is assumed that the rate will decrease gradually to 6% in 2013 and remain at that level thereafter.

     A one-percentage-point change in the assumed health care cost trend rates would have the following effect:

In millions	One-percentage-point

	Increase	Decrease

Effect on total service and interest costs	$2	$(2)
Effect on benefit obligation	25	(22)

The Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (the “Act”), signed into law in the United States in December 2003, provides for prescription drug benefits under Medicare, as well as a federal subsidy to sponsors of retiree health care benefit plans that provide prescription drug benefits that have been concluded to be actuarially equivalent to the Medicare benefit. Pursuant to FASB Staff Position 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement, and Modernization Act of 2003,” adopted on July 1, 2004, the Company evaluated and determined the prescription drug benefits provided by its health care plans to be actuarially equivalent to the Medicare benefit under the Act. The Company measured the effects of the Act on the accumulated post-retirement benefit obligation (APBO) as of January 1, 2004 and, as such, the APBO was reduced by $49 million. Net periodic benefit cost for the year ended December 31, 2004 was reduced by $7 million due to the effects of the Act.

(vi) The estimated future benefit payments for each of the next five years and the subsequent five-year period are as follows:

In millions

2006	$16
2007	17
2008	18
2009	19
2010	19
Years 2011 to 2015	110

B. Workforce reduction provisions

The workforce reduction provisions, which cover employees in both Canada and the United States, are mainly comprised of payments related to severance, early retirement incentives and bridging to early retirement, the majority of which will be disbursed within the next five years. In 2005, net charges and adjustments decreased the provisions by $10 million. In 2004, liabilities assumed through acquisitions and other charges and adjustments had increased the provisions by $107 million. Payments have reduced the provisions by $87 million for the year ended December 31, 2005 ($93 million for the year ended December 31, 2004). As at December 31, 2005, the aggregate provisions, including the current portion, amounted to $142 million ($239 million as at December 31, 2004).

Notes to Consolidated Financial Statements	U.S. GAAP

10 Long-term debt
			Currency
			in which	December 31,
In millions		Maturity	payable	2005	2004

Debentures and notes: (A)
Canadian National series:
6.45%	Puttable Reset Securities (PURS) (B)	July 15, 2006	U.S.$	$291	$301
4.25%	5-year notes (C)	Aug. 1, 2009	U.S.$	349	361
6.38%	10-year notes (C)	Oct. 15, 2011	U.S.$	465	482
4.40%	10-year notes (C)	Mar. 15, 2013	U.S.$	465	482
6.80%	20-year notes (C)	July 15, 2018	U.S.$	233	241
7.63%	30-year debentures	May 15, 2023	U.S.$	174	181
6.90%	30-year notes (C)	July 15, 2028	U.S.$	552	572
7.38%	30-year debentures (C)	Oct. 15, 2031	U.S.$	233	241
6.25%	30-year notes (C)	Aug. 1, 2034	U.S.$	582	602
Illinois Central series:
7.75%	10-year notes	May 1, 2005	U.S.$	-	120
6.98%	12-year notes	July 12, 2007	U.S.$	58	60
6.63%	10-year notes	June 9, 2008	U.S.$	23	24
5.00%	99-year income debentures	Dec. 1, 2056	U.S.$	9	9
7.70%	100-year debentures	Sept. 15, 2096	U.S.$	145	151
Wisconsin Central series:
6.63%	10-year notes	April 15, 2008	U.S.$	174	181

				3,753	4,008
BC Rail series:
Non-interest bearing 90-year subordinated notes (D)		July 14, 2094	CDN$	842	843

Total debentures and notes				4,595	4,851
Other:
Revolving credit facility (A) (Note 7)			U.S.$	17	108
Commercial paper (E) (Note 7)			U.S.$	427	254
Capital lease obligations and other (F)			Various	897	805

Total other				1,341	1,167

				5,936	6,018
Less:
Current portion of long-term debt				408	578
Net unamortized discount				851	854

				1,259	1,432

				$4,677	$4,586

A. The Company’s debentures, notes and revolving credit facility are unsecured.

B. The PURS contain imbedded simultaneous put and call options at par. At the time of issuance, the Company sold the option to call the securities on July 15, 2006 (the reset date). If the call option is exercised, the imbedded put option is automatically triggered, resulting in the redemption of the original PURS. The call option holder will then have the right to remarket the securities at a new coupon rate for an additional 30-year term ending July 15, 2036. The new coupon rate will be determined according to a pre-set mechanism based on market conditions then prevailing. If the call option is not exercised, the put option is deemed to have been exercised, resulting in the redemption of the PURS on July 15, 2006.

C. These debt securities are redeemable, in whole or in part, at the option of the Company, at any time, at the greater of par and a formula price based on interest rates prevailing at the time of redemption.

Notes to Consolidated Financial Statements	U.S. GAAP

10 Long-term debt (continued)

D. The Company records these notes as a discounted debt of $6 million, using an imputed interest rate of 5.75% . The discount of $836 million is included in the net unamortized discount.

E. The Company has a commercial paper program, which is backed by a portion of its revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $800 million, or the U.S. dollar equivalent. Commercial paper debt is due within one year but is classified as long-term debt, reflecting the Company’s intent and contractual ability to refinance the short-term borrowing through subsequent issuances of commercial paper or drawing down on the revolving credit facility. At December 31, 2004, the amounts outstanding under both the revolving credit facility and the commercial paper program were presented as short-term debt given the anticipated maturity in December 2005 of the revolving credit facility. In March 2005, the Company refinanced by way of amendment, its revolving credit facility, for a five-year period to March 2010.

F. Interest rates for capital leases range from approximately 3.00% to 13.13% with maturity dates in the years 2006 through 2025. The imputed interest on these leases amounted to $360 million as at December 31, 2005 and $342 million as at December 31, 2004.

     The capital lease obligations are secured by properties with a net carrying amount of $1,243 million as at December 31, 2005 and $1,080 million as at December 31, 2004.

     During 2005, the Company recorded $222 million in assets it acquired through equipment leases ($160 million in 2004), for which an equivalent amount was recorded in debt.

G. Long-term debt maturities, including repurchase arrangements and capital lease repayments on debt outstanding as at December 31, 2005, for the next five years and thereafter, are as follows:

In millions

2006	$408
2007	169
2008	238
2009	429
2010	467
2011 and thereafter	3,374

H. The aggregate amount of debt payable in U.S. currency as at December 31, 2005 was U.S.$4,169 million (Cdn$4,849 million) and U.S.$4,022 million (Cdn$4,845 million) as at December 31, 2004.

11 Capital stock

A. Authorized capital stock

The authorized capital stock of the Company is as follows:

  Unlimited number of Common Shares, without par value
  Unlimited number of Class A Preferred Shares, without par value issuable in series
  Unlimited number of Class B Preferred Shares, without par value issuable in series

B. Issued and outstanding common shares

During 2005, the Company issued 3.3 million shares (2.9 million shares in both 2004 and 2003) related to stock options exercised. The total number of common shares issued and outstanding was 268.4 million as at December 31, 2005.

C. Share repurchase programs

In July 2005, the Board of Directors of the Company approved a share repurchase program which allows for the repurchase of up to 16.0 million common shares between July 25, 2005 and July 24, 2006 pursuant to a normal course issuer bid, at prevailing market prices. As at December 31, 2005, 8.0 million common shares had been repurchased for $670 million, at an average price of $83.81 per share.

     The Company’s previous share repurchase program, initiated in 2004, allowed for the repurchase of up to 14.0 million common shares between November 1, 2004 and October 31, 2005 pursuant to a normal course issuer bid, at prevailing market prices. By the second quarter of 2005, the Company had completed this share repurchase program, repurchasing 14.0 million common shares for $1,021 million, at an average price of $72.94 per share (10.0 million and 4.0 million in 2005 and 2004, respectively).

     In October 2003, the Company completed its 19.5 million share repurchase program at a total cost of $859 million, and an average price of $44.04 per share (15.0 million and 4.5 million shares in 2003 and 2002, respectively).

12 Stock plans

The Company has various stock-based incentive plans for eligible employees. A description of the Company’s major plans is provided below:

Employee share investment plan

The Company has an Employee Share Investment Plan (ESIP) giving eligible employees the opportunity to subscribe for up to 10% (6% prior to 2003) of their gross salaries to purchase shares of the Company’s common stock on the open market and to have the Company invest, on the employees’ behalf, a further 35% of the amount invested by the employees, up to 6% of their gross salaries.

Notes to Consolidated Financial Statements	U.S. GAAP

12 Stock plans (continued)

Participation at December 31, 2005 was 11,010 employees (10,073 at December 31, 2004 and 8,894 at December 31, 2003). The total number of ESIP shares purchased on behalf of employees, including the Company’s contributions, was 0.8 million in 2005, 0.7 million in 2004 and 0.9 million in 2003, resulting in a pre-tax charge to income of $12 million, $11 million and $8 million for the years ended December 31, 2005, 2004 and 2003, respectively.

Stock-based plans

Compensation cost for awards under all stock-based plans was $120 million, $65 million and $23 million for the years ended December 31, 2005, 2004 and 2003, respectively.

A. Restricted share units

The Company has granted restricted share units (RSUs), 0.4 million in 2005 and 1.2 million in 2004, to designated management employees entitling them to receive payout in cash based on the Company’s share price. The RSUs granted are generally scheduled for payout after three years and vest upon the attainment of targets relating to return on invested capital over the three-year period and to the Company’s share price during the three-month period ending December 31, 2007 for the 2005 grant and December 31, 2006 for the 2004 grant. The 2004 grant was subject to accelerated payout if specified targets related to the Company’s 20-day average share price were attained during the period ending December 31, 2005. Given that these targets were met, vesting of the 2004 grant was accelerated and increased to its maximum allowable amount under the plan, resulting in a payout of $105 million. Of this amount, $41 million was converted into deferred share units (see section C) at December 31, 2005, and the remaining payout of $64 million will be paid in cash in January 2006. For the years ended December 31, 2005 and 2004, the Company recorded compensation cost of $89 million and $36 million, respectively, for RSUs. As at December 31, 2005, the Company had approximately 0.6 million RSUs outstanding.

B. Mid-term incentive share unit plan

The 2001 mid-term incentive share unit plan entitled designated senior management employees to receive payout on June 30, 2004. The share units vested conditionally upon the attainment of targets relating to the Company’s share price during the six-month period ending June 30, 2004. On June 30, 2004, upon the partial attainment of these targets, the Company recorded additional compensation cost of $13 million based on the number of share units vested multiplied by the Company’s share price on such date. For the year ended December 31, 2003, the Company recorded compensation cost of $7 million related to the plan.

C. Voluntary incentive deferral plan

The Company has a voluntary incentive deferral plan (VIDP), providing eligible senior management employees the opportunity to elect to receive their annual incentive bonus payment and other eligible incentive payments in deferred share units (DSUs). A DSU is equivalent to a common share of the Company and also earns dividends when normal cash dividends are paid on common shares. The number of DSUs received by each participant is established using the average closing price for the 20 trading days prior to and including the date of the incentive payment. For each participant, the Company will grant a further 25% of the amount elected in DSUs, which will vest over a period of 4 years. The election to receive eligible incentive payments in DSUs is no longer available to a participant when the value of the participant's vested DSUs is sufficient to meet the Company's stock ownership guidelines. The value of each participant’s DSUs is payable in cash at the time of cessation of employment.

     At December 31, 2005, the total liability under the VIDP was $83 million ($22 million at December 31, 2004), representing 1.0 million units outstanding (0.4 million units in 2004) under the plan, which includes the deferred share units related to the 2004 RSU grant as discussed herein. For the years ended December 31, 2005 and 2004, the Company recognized an expense of $13 million and $7 million, respectively, related to the plan.

D. Stock options

The Company has stock option plans for eligible employees to acquire common shares of the Company upon vesting at a price equal to the market value of the common shares at the date of granting. The options are exercisable during a period not exceeding 10 years. The right to exercise options generally accrues over a period of four years of continuous employment. Options are not generally exercisable during the first 12 months after the date of grant. At December 31, 2005, 8.1 million common shares remained authorized for future issuances under these plans.

     Options issued by the Company include conventional options, which vest over a period of time, performance options, which vest upon the attainment of Company targets relating to the operating ratio and unlevered return on investment, and performance-accelerated options, which vest on the sixth anniversary of the grant or prior if certain Company targets relating to return on investment and revenues are attained. The total conventional, performance, and performance-accelerated options outstanding at December 31, 2005 were 7.4 million, 0.5 million and 2.6 million, respectively.

Notes to Consolidated Financial Statements	U.S. GAAP

12 Stock plans (continued)

     Changes in the Company’s stock options are as follows:

	Number of options	Weighted- average exercise price

	In millions

Outstanding at December 31, 2002 (1)	16.7	$35.67
Granted	3.0	$40.95
Canceled and expired	(0.6)	$45.11
Exercised	(2.9)	$26.60

Outstanding at December 31, 2003 (1)	16.2	$37.16
Granted	-	-
Canceled and expired	(0.2)	$42.58
Exercised	(2.9)	$28.70

Outstanding at December 31, 2004 (1)	13.1	$38.85
Granted	0.7	$69.84
Canceled and expired	-	-
Exercised	(3.3)	$35.14

Outstanding at December 31, 2005 (1)	10.5	$41.91

(1) Stock options with a U.S. dollar exercise price have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

     Stock options outstanding and exercisable as at December 31, 2005 were as follows:

	Options outstanding			Options exercisable

Range of exercise prices	Number of options	Weighted- average years to expiration	Weighted- average exercise price	Number of options	Weighted- average exercise price

	In millions			In millions

$12.35–$23.34	1.0	3	$21.43	1.0	$21.43
$23.69–$29.51	0.7	3	$26.05	0.7	$26.05
$30.23–$39.67	1.9	5	$33.17	1.9	$33.17
$40.54–$49.21	2.7	7	$41.00	1.8	$41.03
$51.05–$56.41	3.5	6	$51.19	2.4	$51.20
$67.88–$94.25	0.7	9	$69.83	-	-

Balance at December 31, 2005 (1)	10.5	6	$41.91	7.8	$38.35

(1) Stock options with a U.S. dollar exercise price have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

     At December 31, 2004 and 2003, the Company had 8.2 million and 7.5 million options exercisable at a weighted-average exercise price of $35.55 and $31.39, respectively.

     Compensation cost for awards of employee stock options granted, modified or settled on or after January 1, 2003 was determined using the fair value based approach in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation,“ as amended by SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure,“ as explained in Note 2 – Accounting changes. Prior to 2003, compensation cost was recorded for the intrinsic value of the Company’s performance-based stock option awards and no compensation cost was recognized for the Company’s conventional stock option awards, in accordance with APB 25, “Accounting for Stock Issued to Employees,” and related interpretations. Compensation cost recognized for stock option awards was $18 million, $9 million and $16 million in 2005, 2004 and 2003, respectively. Disclosures required under the fair value measurement and recognition method for awards under all plans, as prescribed by SFAS No. 123, “Accounting for Stock-Based Compensation,” as well as the assumptions used to calculate compensation cost related to stock option awards are presented in Note 1 – Summary of significant accounting policies.

Notes to Consolidated Financial Statements	U.S. GAAP

12 Stock plans (continued)

E. Vision 2008 Share Unit Plan

In the first quarter of 2005, the Board of Directors of the Company approved a special share unit plan with a four-year term to December 31, 2008, entitling designated senior management employees to receive cash payout in January 2009. The Company granted 0.4 million share units which vest conditionally upon the attainment of targets relating to the Company’s share price during the six-month period ending December 31, 2008. Payout is conditional upon the attainment of targets relating to return on invested capital over the four-year period and to the Company’s share price during the 20-day period ending on December 31, 2008. The award payout will be equal to the number of share units vested on December 31, 2008 multiplied by the Company’s 20-day average share price ending on such date. Due to the nature of the vesting conditions, no compensation cost was recorded for the year ended December 31, 2005. As at December 31, 2005, 0.1 million share units remained authorized for future issuance under this plan.

13 Pensions

The Company has various retirement benefit plans under which substantially all of its employees are entitled to benefits at retirement age, generally based on compensation and length of service and/or contributions. The information in the tables that follow pertains to all such plans. However, the following descriptions relate solely to the Company’s main pension plan, the CN Pension Plan (the Plan), unless otherwise specified.

Description of the Plan

The Plan is a contributory defined benefit pension plan that covers the majority of CN employees. It provides for pensions based mainly on years of service and final average pensionable earnings and is generally applicable from the first day of employment. Indexation of pensions is provided after retirement through a gain (loss) sharing mechanism, subject to guaranteed minimum increases. An independent trust company is the Trustee of the Canadian National Railways Pension Trust Funds (CN Pension Trust Funds). As Trustee, the trust company performs certain duties, which include holding legal title to the assets of the CN Pension Trust Funds and ensuring that the Company, as Administrator, complies with the provisions of the Plan and the related legislation. The Company utilizes a measurement date of December 31 for the Plan.

Funding policy

Employee contributions to the Plan are determined by the plan rules. Company contributions are in accordance with the requirements of the Government of Canada legislation, The Pension Benefits Standards Act, 1985, and are determined by actuarial valuations conducted at least on a triennial basis. These valuations are made in accordance with legislative requirements and with the recommendations of the Canadian Institute of Actuaries for the valuation of pension plans. The latest actuarial valuation of the Plan was conducted as at December 31, 2004 and indicated a funding excess. Total contributions for all of the Company’s pension plans are expected to be approximately $100 million in each of 2006, 2007 and 2008 based on the plans’ current position. All of the Company’s contributions are expected to be in the form of cash.

Description of fund assets

The assets of the Plan are accounted for separately in the CN Pension Trust Funds and consist of cash and short-term investments, bonds, mortgages, Canadian and foreign equities, real estate, and oil and gas assets. The assets of the Plan have a fair market value of $14,069 million as at December 31, 2005 ($12,256 million at December 31, 2004). The Plan’s target percentage allocation and weighted-average asset allocations as at December 31, 2005 and 2004, by asset category are as follows:

		December 31,
	Target
Plan assets by category	Allocation	2005	2004

Equity securities	53%	56%	56%
Debt securities	40%	32%	34%
Real estate	4%	2%	3%
Other	3%	10%	7%

	100%	100%	100%

The Company follows a disciplined investment strategy, which limits concentration of investments by asset class, foreign currency, sector or company. The Investment Committee of the Board of Directors has approved an investment policy that establishes long-term asset mix targets based on a review of historical returns achieved by worldwide investment markets. Investment managers may deviate from these targets but their performance is evaluated in relation to the market performance of the target mix. The Company does not anticipate the return on plan assets to fluctuate materially from related capital market indices. The Investment Committee reviews investments regularly with specific approval required for major investments in illiquid securities. The policy also permits the use of derivative financial instruments to implement asset mix decisions or to hedge existing or anticipated exposures. The Plan does not invest in the securities of the Company or its subsidiaries.

Notes to Consolidated Financial Statements	U.S. GAAP

13 Pensions (continued)

Weighted-average assumptions

December 31,	2005	2004	2003

To determine benefit obligation
Discount rate	5.00%	5.75%	6.00%
Rate of compensation increase	3.75%	3.75%	3.75%
To determine net periodic benefit cost
Discount rate	5.75%	6.00%	6.50%
Rate of compensation increase	3.75%	3.75%	4.00%
Expected return on plan assets	8.00%	8.00%	8.00%

To develop its expected long-term rate of return assumption used in the calculation of net periodic benefit cost applicable to the market-related value of assets, the Company considers both its past experience and future estimates of long-term investment returns, the expected composition of the plans’ assets as well as the expected long-term market returns in the future. The Company has elected to use a market-related value of assets, whereby realized and unrealized gains/losses and appreciation/depreciation in the value of the investments are recognized over a period of five years, while investment income is recognized immediately.

Information about the Company’s defined benefit pension plans:

(a) Change in benefit obligation

In millions	Year ended December 31,	2005	2004

Benefit obligation at beginning of year		$13,137	$12,020
Amendments		(3)	-
Acquisition of GLT and BC Rail		-	684
Interest cost		742	733
Actuarial loss		1,234	349
Service cost		138	124
Plan participants’ contributions		58	55
Foreign currency changes		(11)	(23)
Benefit payments and transfers		(949)	(805)

Benefit obligation at end of year		$14,346	$13,137

(b) Change in plan assets

In millions	Year ended December 31,	2005	2004

Fair value of plan assets at beginning of year		$13,053	$11,671
Acquisition of GLT and BC Rail		-	611
Employer contributions		127	165
Plan participants’ contributions		58	55
Foreign currency changes		(8)	(15)
Actual return on plan assets		2,593	1,371
Benefit payments and transfers		(949)	(805)

Fair value of plan assets at end of year		$14,874	$13,053

(c) Funded status

In millions	December 31,	2005	2004

Excess (deficiency) of fair value of plan assets
over benefit obligation at end of year (1)		$528	$(84)
Unrecognized net actuarial (gain) loss (1)		(111)	368
Unrecognized prior service cost		54	75

Net amount recognized		$471	$359

(1) Subject to future reduction for gain sharing under the terms of the plan.

(d) Amount recognized in the Consolidated Balance Sheet

In millions	December 31,	2005	2004

Prepaid benefit cost (Note 6)		$621	$515
Accrued benefit cost (Note 9)		(150)	(156)
Additional minimum pension liability (Note 9)		(18)	(22)
Accumulated other comprehensive loss
(Note 20)		18	22

Net amount recognized		$471	$359

(e) Additional information

In millions	Year ended December 31,	2005	2004	2003

Adjustment to minimum pension
liability as a component of Other
comprehensive income (loss)		$4	$8	$7

The accumulated benefit obligation for all defined benefit pension plans was $13,584 million and $12,450 million at December 31, 2005 and 2004, respectively. The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plan with an accumulated benefit obligation in excess of plan assets were $104 million, $96 million, and $87 million, respectively, as at December 31, 2005, and $98 million, $93 million, and $86 million, respectively, as at December 31, 2004.

(f) Components of net periodic benefit cost

In millions	Year ended December 31,	2005	2004	2003

Service cost		$138	$124	$103
Interest cost		742	733	720
Amortization of net transition obligation		-	-	19
Amortization of prior service cost		18	19	22
Expected return on plan assets		(884)	(857)	(819)
Recognized net actuarial loss		3	3	4

Net periodic benefit cost		$17	$22	$49

Notes to Consolidated Financial Statements	U.S. GAAP

13 Pensions (continued)

(g) Estimated future benefit payments

The estimated future benefit payments for each of the next five years and the subsequent five-year period are as follows:

In millions

2006	$821
2007	844
2008	868
2009	893
2010	916
Years 2011 to 2015	4,918

14 Other income (loss)

In millions	Year ended December 31,	2005	2004	2003

Gain on disposal of properties		$26	$32	$56
Equity in earnings of English Welsh
and Scottish Railway (Note 6)		4	(4)	17
Investment income		3	5	1
Foreign exchange gain (loss)		12	(2)	(3)
Net real estate costs		(12)	(18)	(19)
Other		(21)	(33)	(31)

		$12	$(20)	$21

15 Income taxes

The Company’s consolidated effective income tax rate differs from the statutory Federal tax rate. The reconciliation of income tax expense is as follows:

In millions	Year ended December 31,	2005	2004	2003

Federal tax rate		22.1%	22.1%	24.1%
Income tax expense at the statutory
Federal tax rate		$(516)	$(410)	$(358)
Income tax (expense) recovery resulting from:
Provincial and other taxes		(331)	(263)	(199)
Deferred income tax adjustments
due to rate enactments		(14)	5	(79)
Gain on disposals and dividends		5	10	11
Adjustments to prior years' income taxes (1)		16	11	44
Other		59	51	64

Income tax expense		$(781)	$(596)	$(517)

Cash payments for income taxes		$186	$92	$86

(1) Adjustments relating mainly to the resolution of matters pertaining to prior years’ income taxes.

The following table provides tax information for Canada and the United States:

In millions	Year ended December 31,	2005	2004	2003

Income before income taxes (1)
Canada		$1,769	$1,501	$1,322
U.S.		568	353	161

		$2,337	$1,854	$1,483

Current income taxes
Canada		$(95)	$(222)	$(94)
U.S.		(139)	(8)	(12)

		$(234)	$(230)	$(106)

Deferred income taxes
Canada		$(488)	$(244)	$(377)
U.S.		(59)	(122)	(34)

		$(547)	$(366)	$(411)

(1) Before cumulative effect of change in accounting policy for 2003.

      Significant components of deferred income tax assets and liabilities are as follows:

In millions	December 31,	2005	2004

Deferred income tax assets
Workforce reduction provisions		$51	$86
Personal injury claims and other reserves		234	197
Post-retirement benefits		117	115
Losses and tax credit carryforwards		9	278

		411	676

Deferred income tax liabilities
Net prepaid benefit cost for pensions		168	121
Properties and other		4,995	4,914

		5,163	5,035

Total net deferred income tax liability		$4,752	$4,359

Total net deferred income tax liability
Canada		$1,802	$1,349
U.S.		2,950	3,010

		$4,752	$4,359

Total net deferred income tax liability		$4,752	$4,359
Net current deferred income tax asset		65	364

Long-term deferred income tax liability		$4,817	$4,723

     It is more likely than not that the Company will realize its deferred income tax assets from the generation of future taxable income, as the payments for provisions, reserves and accruals are made and losses and tax credit carryforwards are utilized. At December 31, 2005, the Company had no operating loss carryforwards available for future use ($794 million of operating loss carryforwards at December 31, 2004).

     The Company recognized tax credits of $4 million in 2005 for eligible research and development expenditures ($4 million in 2004 and $15 million in 2003) not previously recognized, which reduced the cost of properties.

Notes to Consolidated Financial Statements	U.S. GAAP

16 Segmented information

The Company manages its rail operations as one business segment over a single network that spans vast geographic distances and territories, with operations in Canada and the United States. Financial information reported at this level, such as revenues, operating income, operating ratio and cash flow from operations, is used by corporate management, including the Company’s chief operating decision-maker, in evaluating financial and operational performance and allocating resources across CN’s network.

      The Company’s strategic initiatives, which drive its operational direction, are developed and managed centrally by corporate management and are communicated to its regional activity centers (the Western Canada, Eastern Canada and U.S. regions). Corporate management is responsible for, among others, CN’s marketing strategy, the management of large customer accounts, overall planning and control of infrastructure and rolling stock, the allocation of resources, and other functions such as financial planning, accounting and treasury.

      The role of each region is to manage the day-to-day service requirements within its territory, service small customer accounts within its region, and control direct costs incurred locally. Such cost control is required to ensure that pre-established efficiency standards set at the corporate level are met. The regions execute the overall corporate strategy and operating plan established by corporate management, as their management of throughput and control of direct costs does not serve as the platform for the Company’s decision-making process. Approximately 85% of the Company’s freight revenues are from national accounts for which freight traffic spans North America and touches various commodity groups. As a result, the Company does not manage revenues on a regional basis since a large number of the movements originate in one region and pass through and/or terminate in another region.

      The regions also demonstrate common characteristics in each of the following areas:

(i)	Each region’s sole business activity is the transportation of freight over the Company’s extensive rail network;

(ii)	The regions service national accounts that extend over the Company’s various commodity groups and across its rail network;

(iii)	The services offered by the Company stem predominately from the transportation of freight by rail with the goal of optimizing the rail network as a whole;

(iv)	The Company and its subsidiaries, not its regions, are subject to one regulatory regime in both Canada and the U.S.

      For the reasons mentioned herein, the Company reports as one operating segment.

The following tables provide information by geographic area:

In millions	Year ended December 31,	2005	2004	2003

Revenues
Canada		$4,660	$4,126	$3,707
U.S.		2,580	2,422	2,177

		$7,240	$6,548	$5,884

In millions	Year ended December 31,	2005	2004	2003

Net income
Canada		$1,186	$1,035	$888
U.S.		370	223	126

		$1,556	$1,258	$1,014

In millions	December 31,		2005	2004

Properties
Canada			$10,457	$9,945
U.S.			9,621	9,770

			$20,078	$19,715

17 Earnings per share

	Year ended December 31,	2005	2004	2003

Basic earnings per share
Income before cumulative effect
of change in accounting policy		$5.64	$4.41	$3.38
Cumulative effect of change in
accounting policy		-	-	0.16

Net income		$5.64	$4.41	$3.54

Diluted earnings per share
Income before cumulative effect
of change in accounting policy		$5.54	$4.34	$3.33
Cumulative effect of change in
accounting policy		-	-	0.16

Net income		$5.54	$4.34	$3.49

     The following table provides a reconciliation between basic and diluted earnings per share:

In millions	Year ended December 31,	2005	2004	2003

Net income		$1,556	$1,258	$1,014

Weighted-average shares outstanding		275.8	285.1	286.8
Effect of stock options		5.3	4.8	3.9

Weighted-average diluted shares outstanding		281.1	289.9	290.7

For the year ended December 31, 2003, the weighted-average number of stock options that were not included in the calculation of diluted earnings per share, as their inclusion would have had an anti-dilutive impact, was 6.0 million.

Notes to Consolidated Financial Statements	U.S. GAAP

18 Major commitments and contingencies

A. Leases

The Company has lease commitments for locomotives, freight cars and intermodal equipment, many of which provide the option to purchase the leased items at fixed values during or at the end of the lease term. As at December 31, 2005, the Company’s commitments under operating and capital leases were $1,058 million and $1,231 million, respectively. Minimum lease payments in each of the next five years and thereafter are as follows:

In millions	Operating	Capital

2006	$238	$159
2007	196	154
2008	165	71
2009	136	113
2010	103	54
2011 and thereafter	220	680

	$1,058	1,231
Less: imputed interest on capital
leases at rates ranging from
approximately 3.00% to 13.13%		360

Present value of minimum lease payments
included in debt		$871

      Rent expense for operating leases was $233 million, $242 million and $230 million for the years ended December 31, 2005, 2004 and 2003, respectively. Contingent rentals and sublease rentals were not significant.

B. Other commitments

As at December 31, 2005, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives and other equipment at an aggregate cost of $578 million. Furthermore, as at December 31, 2005, the Company had outstanding information technology service contracts of $18 million and agreements with fuel suppliers to purchase approximately 57% of its anticipated 2006 volume and 12% of its anticipated 2007 volume at market prices prevailing on the date of the purchase.

C. Contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property.

In Canada, employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or future stream of payments depending on the nature and severity of the injury. Accordingly, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and administration costs. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

     At December 31, 2005, 2004 and 2003, the Company’s provision for personal injury and other claims in Canada was as follows:

In millions	2005	2004	2003

Balance January 1,	$204	$169	$183
Accruals and other	46	64	25
Payments	(45)	(29)	(39)

Balance December 31,	$205	$204	$169

In the United States, employee work-related injuries, including occupational disease claims, are compensated according to the provisions of the Federal Employers’ Liability Act (FELA), which requires either the finding of fault through the U.S. jury system or individual settlements, and represent a major liability for the railroad industry. The Company follows an actuarial-based approach and accrues the expected cost for personal injury and property damage claims and asserted and unasserted occupational disease claims, based on actuarial estimates of their ultimate cost. Prior to 2005, the Company’s provisions for unasserted occupational disease claims constituted the minimum amount that could be reasonably estimated, reflecting a 25-year horizon as the Company expected that a large majority of the cases would be received over such period. In 2005, changes in the legislative and judicial environment, as well as in the methodology used by the courts and the Company to diagnose claims, enabled the Company to actuarially determine a best estimate for unasserted occupational disease claims, thereby increasing the expected number of claims to be received. These changes have also rendered the recent claim experience to be more representative of future anticipated settlements for asserted occupational disease claims, thereby reducing the average cost per claim. Accordingly, the Company recorded an increase in the provision for unasserted occupational disease claims, which was substantially offset by a reduction in the provision for asserted occupational disease claims.

      Due to the inherent uncertainty involved in projecting future events related to occupational diseases, which include but are not limited to, the number of expected claims, the average cost per claim and the legislative and judicial environment, the Company’s future obligations may differ from current amounts recorded.

Notes to Consolidated Financial Statements	U.S. GAAP

18 Major commitments and contingencies (continued)

      At December 31, 2005, 2004 and 2003, the Company’s provision for U.S. personal injury and other claims was as follows:

In millions	2005	2004	2003

Balance January 1,	$438	$421	$481
Accruals and other	61	94	27
Payments	(47)	(77)	(87)

Balance December 31,	$452	$438	$421

Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending at December 31, 2005, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year.

D. Environmental matters

The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the United States concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.

      While the Company believes that it has identified the costs likely to be incurred in the next several years, based on known information, for environmental matters, the Company’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities. The magnitude of such additional liabilities and the costs of complying with environmental laws and containing or remediating contamination cannot be reasonably estimated due to:

(i)	the lack of specific technical information available with respect to many sites;

(ii)	the absence of any government authority, third-party orders, or claims with respect to particular sites;

(iii)	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites;

(iv)	the ability to recover costs from any third parties with respect to particular sites; and

therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such environmental liabilities or costs. Although the effect on operating results and liquidity cannot be reasonably estimated, management believes, based on current information, that environmental matters will not have a material adverse effect on the Company’s financial condition or competitive position. Costs related to any future remediation will be accrued in the year in which they become known.

In 2005, the Company recorded a liability related to a derailment at Wabamun Lake, Alberta. The liability, which is mostly short-term, is based on current facts and circumstances and represents clean-up costs for the shoreline, fronting residences and First Nations Land. The Company’s insurance policies are expected to cover substantially all expenses related to the derailment above the self-insured retention. Accordingly, the Company has recorded a receivable for estimated recoveries from the Company’s insurance carriers. Third quarter expenses included approximately $28 million, of which $25 million was for environmental matters, related to this derailment, which represents the Company’s retention under its insurance policies and other uninsured costs. The ultimate liability for clean-up costs could differ from the current amount recorded, but such a change is expected to be offset by a corresponding change in the insurance receivable. The Company expects its insurance coverage to be adequate to cover any additional clean-up costs related to the derailment above its self-insured retention.

In 2005, the Company’s expenses relating to environmental matters, net of recoveries, were $34 million ($10 million in 2004 and $6 million in 2003). Payments for such matters were $24 million, net of potential insurance recoveries for 2005 ($8 million in 2004 and $12 million in 2003). As at December 31, 2005, the Company had aggregate accruals for environmental costs of $124 million ($113 million as at December 31, 2004). The Company anticipates that the majority of the liability at December 31, 2005 will be paid out over the next five years.

Notes to Consolidated Financial Statements	U.S. GAAP

18 Major commitments and contingencies (continued)

      In addition, related environmental capital expenditures were $11 million in 2005, $13 million in 2004 and $23 million in 2003. The Company expects to incur capital expenditures relating to environmental matters of approximately $18 million in 2006, $13 million in 2007 and $12 million in 2008.

E. Guarantees and indemnifications

In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing certain guarantees or indemnifications to third parties and others, which extend over the term of the agreement. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business.

      Effective January 1, 2003, the Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. In addition, where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

Guarantee of residual values of operating leases

The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2006 and 2012, for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease term, is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall. At December 31, 2005, the maximum exposure in respect of these guarantees was $93 million, of which $9 million has been recorded. Of that amount, $7 million represents the expected cash outlay for such guarantees, while the remaining $2 million represents the Company’s obligation to stand ready and honor the guarantees that were entered into subsequent to January 1, 2003. There are no recourse provisions to recover any amounts from third parties.

Other guarantees

The Company, including certain of its subsidiaries, has granted irrevocable standby letters of credit and surety and other bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at December 31, 2005, the maximum potential liability under these guarantees was $467 million of which $375 million was for workers’ compensation and other employee benefits and $92 million was for equipment under leases and other. During 2005, the Company granted guarantees for which no liability has been recorded, as they relate to the Company’s future performance.

      As at December 31, 2005, the Company had not recorded any additional liability with respect to these guarantees, as the Company does not expect to make any additional payments associated with these guarantees. The guarantee instruments mature at various dates between 2006 and 2010.

CN Pension Plan, CN 1935 Pension Plan and BC Rail Ltd Pension Plan

The Company has indemnified and held harmless the current trustee and the former trustee of the Canadian National Railways Pension Trust Funds, the trustee of the BC Rail Ltd Pension Trust Fund, and the respective officers, directors, employees and agents of such trustees, from any and all taxes, claims, liabilities, damages, costs and expenses arising out of the performance of their obligations under the relevant trust agreements and trust deeds, including in respect of their reliance on authorized instructions of the Company or for failing to act in the absence of authorized instructions. These indemnifications survive the termination of such agreements or trust deeds. As at December 31, 2005, the Company had not recorded a liability associated with these indemnifications, as the Company does not expect to make any payments pertaining to these indemnifications.

General indemnifications

In the normal course of business, the Company has provided indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the Company would be required to indemnify third parties and others. Indemnifications are found in various types of contracts with third parties which include, but are not limited to, (a) contracts granting the Company the right to use or enter upon property owned by third parties such as leases, easements, trackage rights and sidetrack agreements; (b) contracts granting rights to others to use the Company’s property, such as leases, licenses and easements; (c) contracts for the sale of assets and securitization of accounts receivable; (d) contracts for the acquisition of services; (e) financing agreements; (f) trust indentures, fiscal agency agreements, underwriting agreements or similar agreements relating to debt or equity securities of the Company and engagement agreements with financial advisors; (g) transfer agent and registrar agreements in respect of the Company’s securities; (h) trust and other agreements relating to pension plans and other plans, including those establishing trust funds to secure payment to certain officers and senior employees of special retirement compensation arrangements; (i) pension transfer agreements, (j) master agreements with financial institutions governing derivative transactions; and (k) settlement agreements with insurance companies or other third parties whereby such insurer or third party has been indemnified for any present or future claims relating to insurance policies, incidents or events covered by the settlement agreements. To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate. Due to the nature of the indemnification

Notes to Consolidated Financial Statements	U.S. GAAP

18 Major commitments and contingencies (continued)

clauses, the maximum exposure for future payments may be material. However, such exposure cannot be determined with certainty.

      The Company has entered into various indemnification contracts with third parties for which the maximum exposure for future payments cannot be determined with certainty. As a result, the Company was unable to determine the fair value of these guarantees and accordingly, no liability was recorded. As at December 31, 2005, the carrying value for guarantees for which the Company was able to determine the fair value, was $1 million. There are no recourse provisions to recover any amounts from third parties.

19 Financial instruments

A. Risk management

The Company has limited involvement with derivative financial instruments in the management of its fuel, foreign currency and interest rate exposures, and does not use them for trading purposes.

(i) Credit risk

In the normal course of business, the Company monitors the financial condition of its customers and reviews the credit history of each new customer.

      The Company is exposed to credit risk in the event of non-performance by counterparties to its derivative financial instruments. Although collateral or other security to support financial instruments subject to credit risk is usually not obtained, counterparties are of high credit quality and their credit standing or that of their guarantor is regularly monitored. As a result, losses due to counterparty non-performance are not anticipated. The total risk associated with the Company’s counterparties was immaterial at December 31, 2005. The Company believes there are no significant concentrations of credit risk.

(ii) Fuel

To mitigate the effects of fuel price changes on its operating margins and overall profitability, the Company has a hedging program which calls for entering into swap positions on crude and heating oil to cover a target percentage of future fuel consumption up to two years in advance. However, with an increased application of fuel surcharge on revenues, no additional swap positions were entered into since September 2004 and the Company has now suspended this program. At December 31, 2005, the Company’s remaining hedge positions covered approximately 17% of the estimated 2006 fuel consumption, representing approximately 69 million U.S. gallons at an average price of U.S.$0.89 per U.S. gallon.

      The changes in the fair value of the swap positions are highly correlated to changes in the price of fuel and therefore, these fuel hedges are being accounted for as cash flow hedges, whereby the effective portion of the cumulative change in the market value of the derivative instruments has been recorded in Accumulated other comprehensive loss. The amounts in Accumulated other comprehensive loss will be reclassified into income upon the ultimate consumption of the hedged fuel. To the extent that the cumulative change in the fair value of the swap positions does not offset the cumulative change in the price of fuel, the ineffective portion of the hedge will be recognized into income immediately. In the event that the fuel hedge is discontinued and the forecasted purchase of fuel is not expected to occur, the amount in Accumulated other comprehensive loss would be reclassified into income immediately.

      Realized gains from the Company’s fuel hedging activities, which are recorded in fuel expense, were $177 million, $112 million, and $49 million for the years ended December 31, 2005, 2004 and 2003, respectively.

      At December 31, 2005, Accumulated other comprehensive loss included unrealized gains of $57 million, $39 million after tax ($92 million, $62 million after tax at December 31, 2004), which relate to derivative instruments that will mature within the next year and are presented in Other current assets. The Company did not recognize any material gains or losses in 2005, 2004 and 2003 due to hedge ineffectiveness as the Company’s derivative instruments have been highly effective in hedging the changes in cash flows associated with forecasted purchases of diesel fuel.

(iii) Interest rate

In the first quarter of 2004, in anticipation of future debt issuances, the Company had entered into treasury lock transactions for a notional amount of U.S.$380 million to fix the treasury component on these future debt issuances. The Company settled these treasury locks at a gain of U.S.$9 million (Cdn$12 million) upon the pricing of the U.S.$500 million 6.25% Debentures due 2034, subsequently issued on July 9, 2004. These derivatives were accounted for as cash flow hedges whereby the cumulative change in the market value of the derivative instruments was recorded in Other comprehensive loss. The realized gain of $12 million accumulated in other comprehensive income (loss) is being recorded into income, as a reduction of interest expense, over the term of the debt based on the interest payment schedule.

      At December 31, 2005, Accumulated other comprehensive loss included an unamortized gain of $12 million, $8 million after tax ($12 million, $8 million after tax at December 31, 2004).

(iv) Foreign currency

Although the Company conducts its business and receives revenues primarily in Canadian dollars, a growing portion of its revenues, expenses, assets and debt is denominated in U.S. dollars. Thus, the Company’s results are affected by fluctuations in the exchange rate between these currencies. Changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by the Company more or less competitive in the

Notes to Consolidated Financial Statements	U.S. GAAP

19 Financial instruments (continued)

world marketplace and thereby further affect the Company’s revenues and expenses.

      For the purpose of minimizing volatility of earnings resulting from the conversion of U.S. dollar-denominated long-term debt into the Canadian dollar, the Company designates the U.S. dollar-denominated long-term debt of the parent company as a foreign exchange hedge of its net investment in U.S. subsidiaries. As a result, from the dates of designation, unrealized foreign exchange gains and losses on the translation of the Company’s U.S. dollar-denominated long-term debt are recorded in Accumulated other comprehensive loss.

(v) Other

The Company does not currently have any derivative instruments not designated as hedging instruments.

B. Fair value of financial instruments

Generally accepted accounting principles define the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The Company uses the following methods and assumptions to estimate the fair value of each class of financial instruments for which the carrying amounts are included in the Consolidated Balance Sheet under the following captions:

(i) Cash and cash equivalents, Accounts receivable, Other current assets, Accounts payable and accrued charges, and Other current liabilities:

The carrying amounts approximate fair value because of the short maturity of these instruments.

(ii) Other assets:

Investments: The Company has various debt and equity investments for which the carrying value approximates the fair value, with the exception of a cost investment for which the fair value was estimated based on the Company’s proportionate share of its net assets.

(iii) Long-term debt:

The fair value of the Company’s long-term debt is estimated based on the quoted market prices for the same or similar debt instruments, as well as discounted cash flows using current interest rates for debt with similar terms, company rating, and remaining maturity.

The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments as at December 31, 2005 and 2004 for which the carrying values on the Consolidated Balance Sheet are different from their fair values:

In millions	December 31, 2005		December 31, 2004

	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Financial assets
Investments	$132	$185	$166	$220

Financial liabilities
Long-term debt
(including current portion)	$5,085	$5,751	$5,164	$5,857

20 Other comprehensive income (loss)

A. Components of Other comprehensive income (loss) and the related tax effects are as follows:

In millions	Year ended December 31, 2005

	Before	Income tax	Net of
	tax	(expense)	tax
	amount	recovery	amount

Unrealized foreign exchange gain on
translation of U.S. dollar-denominated
long-term debt designated as a hedge
of the net investment in U.S. subsidiaries	$152	$(52)	$100
Unrealized foreign exchange loss
on translation of the net investment
in foreign operations	(233)	79	(154)
Decrease in unrealized holding gains on
fuel derivative instruments (Note 19)	(35)	12	(23)
Minimum pension liability adjustment
(Note 13)	4	(1)	3

Other comprehensive loss	$(112)	$38	$(74)

In millions	Year ended December 31, 2004

	Before	Income tax	Net of
	tax	(expense)	tax
	amount	recovery	amount

Unrealized foreign exchange gain on
translation of U.S. dollar-denominated
long-term debt designated as a hedge
of the net investment in U.S. subsidiaries	$326	$(106)	$220
Unrealized foreign exchange loss
on translation of the net investment
in foreign operations	(428)	140	(288)
Unrealized holding gains on fuel
derivative instruments (Note 19)	54	(18)	36
Realized gain on settlement of interest
rate swaps (Note 19)	12	(4)	8
Minimum pension liability adjustment
(Note 13)	8	(3)	5

Other comprehensive loss	$(28)	$9	$(19)

Notes to Consolidated Financial Statements	U.S. GAAP

20 Other comprehensive income (loss) (continued)

In millions	Year ended December 31, 2003

	Before	Income tax	Net of
	tax	(expense)	tax
	amount	recovery	amount

Unrealized foreign exchange gain on
translation of U.S. dollar-denominated
long-term debt designated as a hedge
of the net investment in U.S. subsidiaries	$754	$(245)	$509
Unrealized foreign exchange loss
on translation of the net investment
in foreign operations	(1,101)	358	(743)
Unrealized holding gains on fuel
derivative instruments (Note 19)	8	(2)	6
Minimum pension liability adjustment
(Note 13)	7	(3)	4
Deferred income tax (DIT) rate enactment	-	(2)	(2)

Other comprehensive loss	$(332)	$106	$(226)

     B. Changes in the balances of each classification within Accumulated other comprehensive income (loss) are as follows:

In millions

			Increase
			(decrease) in
		Foreign	unrealized
		exchange -	holding gains	Realized gain	Minimum		Accumulated
	Foreign	Net investment	on fuel	on settlement	pension		other
	exchange -	in foreign	derivative	of interest	liability	DIT rate	comprehensive
	U.S.$ debt	operations	instruments	rate swaps	adjustment	enactment	income (loss)

Balance at December 31, 2002	$(187)	$320	$20	$-	$(24)	$(32)	$97
Period change	509	(743)	6	-	4	(2)	(226)

Balance at December 31, 2003	322	(423)	26	-	(20)	(34)	(129)
Period change	220	(288)	36	8	5	-	(19)

Balance at December 31, 2004	542	(711)	62	8	(15)	(34)	(148)
Period change	100	(154)	(23)	-	3	-	(74)

Balance at December 31, 2005	$642	$(865)	$39	$8	$(12)	$(34)	$(222)

Notes to Consolidated Financial Statements	U.S. GAAP

21 Reconciliation of United States and Canadian generally accepted accounting principles

The Consolidated financial statements of the Company prepared in accordance with Canadian GAAP are provided below along with a tabular reconciliation and discussion of the significant differences between U.S. and Canadian GAAP.

A. Canadian GAAP financial statements

CONSOLIDATED STATEMENT OF INCOME

In millions, except per share data	Year ended December 31,	2005	2004	2003

Revenues		$7,240	$6,548	$5,884

Operating expenses
Labor and fringe benefits		1,873	1,838	1,929
Purchased services and material		814	746	879
Depreciation and amortization		510	517	472
Fuel		725	528	471
Equipment rents		192	244	299
Casualty and other		417	445	466

Total operating expenses		4,531	4,318	4,516

Operating income		2,709	2,230	1,368
Interest expense		(299)	(282)	(317)
Other income (loss)		12	(20)	21

Income before income taxes		2,422	1,928	1,072
Income tax expense		(819)	(631)	(338)

Net income		$1,603	$1,297	$734

Earnings per share
Basic		$5.81	$4.55	$2.56
Diluted		$5.71	$4.48	$2.52

Weighted-average number of shares
Basic		275.8	285.1	286.8
Diluted		280.9	289.6	290.7

Notes to Consolidated Financial Statements	U.S. GAAP

21 Reconciliation of United States and Canadian generally accepted accounting principles (continued)

A. Canadian GAAP financial statements (continued)

CONSOLIDATED BALANCE SHEET

In millions	December 31,	2005	2004

Assets

Current assets:
Cash and cash equivalents		$62	$147
Accounts receivable		623	793
Material and supplies		151	127
Deferred income taxes		85	393
Other		188	194

		1,109	1,654

Properties		17,187	16,688
Intangible and other assets		961	929

Total assets		$19,257	$19,271

Liabilities and shareholders' equity

Current liabilities:
Accounts payable and accrued charges		$1,478	$1,605
Current portion of long-term debt		408	578
Other		72	76

		1,958	2,259

Deferred income taxes		3,731	3,591
Other liabilities and deferred credits		1,466	1,488
Long-term debt		4,677	4,586

Shareholders' equity:
Common shares		3,562	3,587
Contributed surplus		154	164
Currency translation		(120)	(80)
Retained earnings		3,829	3,676

		7,425	7,347

Total liabilities and shareholders' equity		$19,257	$19,271

Notes to Consolidated Financial Statements	U.S. GAAP

21 Reconciliation of United States and Canadian generally accepted accounting principles (continued)

A. Canadian GAAP financial statements (continued)

CONSOLIDATED STATEMENT OF CASH FLOWS

In millions	Year ended December 31,	2005	2004	2003

Operating activities
Net income		$1,603	$1,297	$734
Adjustments to reconcile net income to net cash provided from operating activities:
Depreciation and amortization		513	521	478
Deferred income taxes		585	401	232
Equity in earnings of English Welsh and Scottish Railway		(4)	4	(17)
Other changes in:
Accounts receivable		142	(233)	153
Material and supplies		(25)	10	(3)
Accounts payable and accrued charges		(156)	5	(96)
Other net current assets and liabilities		8	21	(27)
Other		39	113	46

Cash provided from operating activities		2,705	2,139	1,500

Investing activities
Net additions to properties		(1,180)	(1,072)	(583)
Acquisition of BC Rail		-	(984)	-
Acquisition of GLT		-	(547)	-
Other, net		105	192	(16)

Cash used by investing activities		(1,075)	(2,411)	(599)

Dividends paid		(275)	(222)	(191)

Financing activities
Issuance of long-term debt		2,728	8,277	4,109
Reduction of long-term debt		(2,865)	(7,579)	(4,141)
Issuance of common shares		115	86	83
Repurchase of common shares		(1,418)	(273)	(656)

Cash provided from (used by) financing activities		(1,440)	511	(605)

Net increase (decrease) in cash and cash equivalents		(85)	17	105
Cash and cash equivalents, beginning of year		147	130	25

Cash and cash equivalents, end of year		$62	$147	$130

Notes to Consolidated Financial Statements	U.S. GAAP

21 Reconciliation of United States and Canadian generally accepted accounting principles (continued)

B. Reconciliation and discussion of significant differences between U.S. and Canadian GAAP

(i) Reconciliation of net income

The application of Canadian GAAP would have the following effects on the net income as reported:

In millions	Year ended December 31,	2005	2004	2003

Net income – U.S. GAAP		$1,556	$1,258	$1,014
Adjustments in respect of:
Depreciation and amortization on difference in properties		117	81	(384)
Stock-based compensation cost		(32)	(19)	(27)
Interest expense		-	12	-
Income tax rate enactments		2	(3)	46
Income tax (expense) recovery on current year Canadian GAAP adjustments		(40)	(32)	133

Income before cumulative effect of change in accounting policy		1,603	1,297	782
Cumulative effect of change in accounting policy (net of applicable taxes)		-	-	(48)

Net income – Canadian GAAP		$1,603	$1,297	$734

(ii) Reconciliation of significant balance sheet items

The application of Canadian GAAP would have the following effects on the balance sheet as reported:

In millions	December 31,	2005	2004

Current assets - U.S. GAAP		$1,149	$1,710
Derivative instruments		(57)	(81)
Deferred income taxes related to derivative instruments		18	29
Other		(1)	(4)

Current assets - Canadian GAAP		$1,109	$1,654

Properties - U.S. GAAP		$20,078	$19,715
Property capitalization, net of depreciation		(2,816)	(2,952)
Cumulative effect of change in accounting policy		(75)	(75)

Properties - Canadian GAAP		$17,187	$16,688

Intangible and other assets - U.S. GAAP		$961	$940
Derivative instruments		-	(11)

Intangible and other assets - Canadian GAAP		$961	$929

Deferred income tax liability - U.S. GAAP		$4,817	$4,723
Cumulative effect of prior years’ adjustments to income		(1,172)	(1,204)
Income taxes on current year Canadian GAAP adjustments to income		40	32
Income taxes on cumulative effect of change in accounting policy		(27)	(27)
Income taxes on translation of U.S. to Canadian GAAP adjustments		33	28
Income taxes on minimum pension liability adjustment		6	7
Income taxes on derivative instruments		-	(1)
Income taxes on settlement of interest rate swaps recorded in Other comprehensive loss		(4)	(4)
Income tax rate enactments		39	41
Other		(1)	(4)

Deferred income tax liability - Canadian GAAP		$3,731	$3,591

Notes to Consolidated Financial Statements	U.S. GAAP

21 Reconciliation of United States and Canadian generally accepted accounting principles (continued)

(ii) Reconciliation of significant balance sheet items (continued)

In millions	December 31,	2005	2004

Other liabilities and deferred credits - U.S. GAAP		$1,487	$1,513
Minimum pension liability		(18)	(22)
Other		(3)	(3)

Other liabilities and deferred credits - Canadian GAAP		$1,466	$1,488

Common shares - U.S. GAAP		$4,580	$4,706
Capital reorganization		(1,300)	(1,300)
Stock-based compensation		14	(18)
Foreign exchange loss on convertible preferred securities		(12)	(12)
Costs related to the sale of shares		33	33
Share repurchase programs		247	178

Common shares - Canadian GAAP		$3,562	$3,587

Contributed surplus - U.S. GAAP		$-	$-
Dividend in kind with respect to land transfers		(248)	(248)
Costs related to the sale of shares		(33)	(33)
Other transactions and related income tax effect		(18)	(18)
Share repurchase programs		(36)	(26)
Capital reorganization		489	489

Contributed surplus - Canadian GAAP		$154	$164

Accumulated other comprehensive loss - U.S. GAAP		$(222)	$(148)
Unrealized foreign exchange loss on translation of
U.S. to Canadian GAAP adjustments, net of applicable taxes		103	89
Derivative instruments, net of applicable taxes		(39)	(62)
Unamortized gain on settlement of interest rate swaps, net of applicable taxes		(8)	(8)
Income tax rate enactments		34	34
Minimum pension liability adjustment, net of applicable taxes		12	15

Currency translation - Canadian GAAP		$(120)	$(80)

Retained earnings - U.S. GAAP		$4,891	$4,726
Cumulative effect of prior years’ adjustments to income		(1,889)	(1,928)
Cumulative effect of change in accounting policy		(48)	(48)
Current year adjustments to net income		47	39
Share repurchase programs		(211)	(152)
Cumulative dividend on convertible preferred securities		(38)	(38)
Capital reorganization		811	811
Dividend in kind with respect to land transfers		248	248
Other transactions and related income tax effect		18	18

Retained earnings - Canadian GAAP		$3,829	$3,676

Notes to Consolidated Financial Statements	U.S. GAAP

21 Reconciliation of United States and Canadian generally accepted accounting principles (continued)

(iii) Reconciliation of cash flow items

For the years ended December 31, 2005 and 2004, cash provided from (used by) operating, investing and financing activities presented under U.S. and Canadian GAAP were the same.

      For the year ended December 31, 2003, cash provided from operating activities and cash used by investing activities under Canadian GAAP, would decrease by the same amount, $476 million, when compared to U.S. GAAP, due to the difference in the Company’s property capitalization policies that existed prior to January 1, 2004 as discussed herein. Cash used by financing activities presented under U.S. and Canadian GAAP were the same.

(iv) Discussion of the significant differences between U.S. and Canadian GAAP

Property capitalization

Effective January 1, 2004, the Company changed its capitalization policy under Canadian GAAP, on a prospective basis, to conform to the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3061, “Properties, Plant and Equipment.” The change was made in response to the CICA Handbook Section 1100, “Generally Accepted Accounting Principles,” issued in July 2003.

      The Company’s accounting for Properties under Canadian GAAP had been based on the rules and regulations of the Canadian Transportation Agency’s (CTA) Uniform Classification of Accounts, which for railways in Canada, were considered Canadian GAAP prior to the issuance of Section 1100. Under the CTA rules, the Company capitalized only the material component of track replacement costs, to the extent it met the Company’s minimum threshold for capitalization. In accordance with the CICA Handbook Section 3061, “Properties, Plant and Equipment,” the Company now capitalizes the cost of labor, material and related overhead associated with track replacement activities provided they meet the Company’s minimum threshold for capitalization. Also, all major expenditures for work that extends the useful life and/or improves the functionality of bridges, other structures and freight cars, are capitalized.

      This change effectively harmonizes the Company’s Canadian and U.S. GAAP capitalization policy. However, since the change was applied prospectively, there continues to be a difference in depreciation and amortization expense between Canadian and U.S. GAAP relating to the difference in amounts capitalized under Canadian and U.S. GAAP as at January 1, 2004.

Interest expense

In the first quarter of 2004, in anticipation of future debt issuances, the Company had entered into treasury lock transactions for a notional amount of U.S.$380 million to fix the treasury component on these future debt issuances. Under U.S. GAAP, these derivatives were accounted for as cash flow hedges whereby the cumulative change in the market value of the derivative instruments was recorded in Other comprehensive loss. On July 9, 2004, upon the pricing and subsequent issuance of U.S.$500 million 6.25% Debentures due 2034, the Company settled these treasury-rate locks and realized a gain of $12 million. Under U.S. GAAP, this gain was recorded in Other comprehensive loss and will be amortized and recorded into income, as a reduction of interest expense, over the term of the debt based on the interest payment schedule. Under Canadian GAAP, this gain was recorded immediately into income, as a reduction of interest expense.

Income taxes

The provincial, federal and state governments enact new corporate tax rates resulting in either lower or higher tax liabilities under both U.S. and Canadian GAAP. The difference in the deferred income tax expense or recovery recorded is a function of the net deferred income tax liability position, which is larger under U.S. GAAP due essentially to the difference in the property capitalization policy prior to 2004. In addition, under U.S. GAAP, the resulting deferred income tax expense or recovery is recorded when the rates are enacted, whereas under Canadian GAAP, when they are substantively enacted. In 2005, under U.S. GAAP, the Company recorded an increase to its net deferred income tax liability of $14 million resulting from the net impact of higher enacted corporate tax rates in certain Canadian provinces, with the corresponding increase of $12 million under Canadian GAAP. In 2004, under U.S. GAAP, the Company recorded a decrease to its net deferred income tax liability of $5 million resulting from the enactment of lower corporate tax rates in the province of Alberta, with the corresponding decrease of $2 million under Canadian GAAP. In 2003, under U.S. GAAP, the Company recorded an increase to its net deferred income tax liability resulting from the enactment of higher corporate tax rates in the province of Ontario. As a result, the Company recorded deferred income tax expense of $79 million and $2 million in income and Other comprehensive loss, respectively. For Canadian GAAP, the corresponding increase to the net deferred income tax liability was $33 million.

Stock-based compensation cost

As explained in Note 2, effective January 1, 2003, the Company voluntarily adopted the recommendations of SFAS No. 123, “Accounting for Stock-Based Compensation,” and applied the fair value based approach prospectively to all awards of employee stock options granted, modified or settled on or after January 1, 2003.

Notes to Consolidated Financial Statements	U.S. GAAP

21 Reconciliation of United States and Canadian generally accepted accounting principles (continued)

Under Canadian GAAP, effective January 1, 2003, the Company adopted the fair value based approach of the CICA’s Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments.” The Company retroactively applied the fair value method of accounting to all awards of employee stock options granted, modified or settled on or after January 1, 2002. Compensation cost attributable to employee stock options granted prior to January 1, 2003 continues to be a reconciling difference.

Derivative instruments

Under U.S. GAAP, pursuant to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities,” the Company records in its balance sheet the fair value of derivative instruments used in its hedging activities. Changes in the market value of these derivative instruments have been recorded in Accumulated other comprehensive loss, a separate component of Shareholders’ equity. There are no similar requirements under Canadian GAAP. Effective for the Company’s fiscal year beginning after October 1, 2006, Canadian GAAP will conform to the U.S. GAAP standard.

Minimum pension liability adjustment

Under U.S. GAAP at each measurement date, if the Company’s pension plans have an accumulated benefit obligation in excess of the fair value of the plan assets, this would give rise to an additional minimum pension liability. As a result, an intangible asset is recognized to the extent of the unrecognized prior service cost and the difference is recorded in Accumulated other comprehensive loss, a separate component of Shareholders’ equity. There are no requirements under Canadian GAAP to record a minimum pension liability adjustment.

Convertible preferred securities

In July 2002, the Convertible preferred securities (Securities) of the Company were converted into common shares. Prior to such date, the Securities were treated as equity under Canadian GAAP, whereas under U.S. GAAP they were treated as debt. Consequently, the initial costs related to the issuance of the Securities, net of amortization, which were previously deferred and amortized for U.S. GAAP, have since been reclassified to equity. Also, the interest on the Securities until July 2002 was treated as a dividend for Canadian GAAP but as interest expense for U.S. GAAP.

Shareholders’ equity

As permitted under Canadian GAAP, the Company eliminated its accumulated deficit of $811 million as of June 30, 1995 through a reduction of the capital stock in the amount of $1,300 million, and created a contributed surplus of $489 million. Such a reorganization within Shareholders’ equity is not permitted under U.S. GAAP.

      Under U.S. GAAP, the dividend in kind declared in 1995 (with respect to land transfers) and other capital transactions were deducted from Retained earnings. For Canadian GAAP purposes, these amounts have been deducted from Contributed surplus.

      Under U.S. GAAP, costs related to the sale of shares were deducted from Common shares. For Canadian GAAP purposes, these amounts have been deducted from Contributed surplus.

      Under U.S. GAAP, the cost resulting from the repurchase of shares have been allocated to Common shares followed by Retained earnings. Under Canadian GAAP, the cost was allocated first to Common shares, then to Contributed surplus and finally to Retained earnings.

      For Canadian and U.S. GAAP purposes, the Company designates the U.S. dollar-denominated long-term debt of the parent company as a foreign exchange hedge of its net investment in U.S. subsidiaries. Under U.S. GAAP, the resulting net unrealized foreign exchange loss has been included as part of Accumulated other comprehensive loss, a separate component of Shareholders’ equity, as required under SFAS No. 130, “Reporting Comprehensive Income.” For Canadian GAAP purposes, the resulting net unrealized foreign exchange loss from the date of designation, has been included in Currency translation. Effective for the Company’s fiscal year beginning after October 1, 2006, Canadian GAAP will conform to the U.S. GAAP standard.

Cumulative effect of change in accounting policy

As explained in Note 2, in accordance with SFAS No. 143, “Accounting for Asset Retirement Obligations,” the Company changed its accounting policy for certain track structure assets to exclude removal costs as a component of depreciation expense where the inclusion of such costs would result in accumulated depreciation balances exceeding the historical cost basis of the assets. As a result, a cumulative benefit of $75 million, or $48 million after tax, was recorded for the amount of removal costs accrued in accumulated depreciation on certain track structure assets at January 1, 2003. Under Canadian GAAP, the recommendations of the CICA Handbook Section 3110, “Asset Retirement Obligations,” which are similar to those under SFAS No. 143, were effective for the Company’s fiscal year beginning January 1, 2004 and did not have an impact on the Canadian GAAP financial statements since removal costs, as a component of depreciation expense, have not resulted in accumulated depreciation balances exceeding the historical cost basis of the assets.

Notes to Consolidated Financial Statements	U.S. GAAP

22 Subsequent event

Common stock split

On January 24, 2006, the Board of Directors of the Company approved a two-for-one common stock split which is to be effected in the form of a stock dividend of one additional common share of CN for each share outstanding, payable on February 28, 2006, to shareholders of record on February 22, 2006. All equity-based benefit plans and the current share repurchase program will be adjusted to reflect the issuance of additional shares or options due to the declaration of the stock split. All share and per share data for future periods will reflect the stock split.

23 Comparative figures

Certain figures, previously reported for 2004 and 2003, have been reclassified to conform with the basis of presentation adopted in the current year.

Item 4

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

Management’s discussion and analysis (MD&A) relates to the financial condition and results of operations of Canadian National Railway Company (CN or the Company) together with its wholly owned subsidiaries, including the railroads and related holdings of Great Lakes Transportation LLC (GLT) as of May 10, 2004 and BC Rail Partnership and the former BC Rail Ltd. (collectively BC Rail) as of July 14, 2004. As used herein, the word “Company” means, as the context requires, CN and its subsidiaries. CN’s common shares are listed on the Toronto and New York stock exchanges. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of United States generally accepted accounting principles (U.S. GAAP). Prior to 2005, the Company also prepared consolidated financial statements in accordance with Canadian generally accepted accounting principles (Canadian GAAP), which differed in some respects from financial statements in accordance with U.S. GAAP, principally in the treatment of track replacement costs, expenditures relating to improvements of bridges and other structures and freight cars, derivative instruments and stock-based compensation. For 2005, pursuant to the regulations under the Canadian Business Corporations Act, the Company has provided a reconciliation of the U.S. to Canadian GAAP financial statements in Note 21 to the Company’s Consolidated Financial Statements. As of 2006, the Company will be reporting solely in accordance with U.S. GAAP. The Company’s objective is to provide meaningful and relevant information reflecting the Company’s financial condition and results of operations. In certain instances, the Company may make reference to certain non-GAAP measures that, from management’s perspective, are useful measures of performance. The reader is advised to read all information provided in the MD&A in conjunction with the Company’s 2005 Annual Consolidated Financial Statements and notes thereto.

Business profile

CN, directly and through its subsidiaries, is engaged in the rail and related transportation business. CN’s network of approximately 19,200 route miles of track (at December 31, 2005) spans Canada and mid-America, connecting three coasts: the Atlantic, the Pacific and the Gulf of Mexico. CN’s marketing alliances, interline agreements, co-production arrangements and routing protocols, in addition to its extensive network, give CN customers access to all three North American Free Trade Agreement (NAFTA) nations.

      CN’s freight revenues are derived from seven commodity groups representing a diversified and balanced portfolio of goods transported between diverse origins and destinations. This product and geographic diversity positions the Company well to face economic fluctuations and enhances its potential for growth opportunities. In 2005, no individual commodity group accounted for more than 24% of revenues. CN is equally well diversified from a geographic standpoint. In 2005, 22% of revenues came from U.S. domestic traffic, 33% from transborder traffic, 24% from Canadian domestic traffic and 21% from overseas traffic. The Company originates approximately 87% of traffic moving along its network, which allows it both to capitalize on service advantages and build on opportunities to efficiently use assets.

Corporate organization

The Company manages its rail operations in Canada and the United States as one business segment. Financial information reported at this level, such as revenues, operating income, operating ratio and cash flow from operations, is used by the Company’s corporate management in evaluating financial and operational performance and allocating resources across CN’s network. The Company’s strategic initiatives, which drive its operational direction, are developed and managed centrally by corporate management and are communicated to its regional activity centers (the Western Canada, Eastern Canada and U.S. regions), whose role is to manage the day-to-day service requirements of their territory, service small customer accounts within their region, control direct costs incurred locally, and execute the corporate strategy and operating plan established by corporate management.

      See Note 16 – Segmented information, to the Company’s Annual Consolidated Financial Statements for additional information on the Company’s corporate organization, as well as selected financial information by geographic area.

Strategy overview

CN’s goal is to remain at the forefront of the rail industry and its challenge is to be regarded as the continent’s best-performing transportation company.

      CN is committed to creating value for both its customers and shareholders. By providing quality and cost-effective service, CN seeks to create value for its customers, which solidifies existing customer relationships, while enabling it to pursue new ones. Sustainable financial performance is a critical element of shareholder value, which CN strives to achieve by pursuing revenue growth, steadily increasing profitability, solid free cash flow generation and an adequate return on investment. CN has a unique business model, which is anchored on five core values: providing good service, controlling costs, focusing on asset utilization, committing to safety and developing employees.

     The “scheduled railroad” is the foundation for the Company’s business model. For CN’s merchandise business, the scheduled

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

railroad, which is defined as a trip plan for every car measured in hours, has reduced transit times, improved the consistency of CN’s transportation product, dramatically improved productivity and helped to improve network capacity. In 2003, the Company began to apply the same principles of scheduled railroading to its intermodal business through the Intermodal Excellence (IMX) initiative. IMX is designed to smooth demand and balance the flow of intermodal traffic through pre-defined daily train capacity, slot, gate and equipment reservations, and day-of-the-week pricing. In early 2005, the Company began applying the additional principles learned from IMX to its carload business, launching Carload Excellence (CX), in order to improve asset utilization and optimize capacity.

      CN’s acquisition and control of Illinois Central and Wisconsin Central, in 1999 and 2001, respectively, extended the Company’s reach into the central and southern United States. Among the benefits of single-line service afforded by these transactions are improved transit and cycle times for freight cars and the penetration of new markets.

      The acquisition of GLT in May 2004 has permitted new efficiencies in train operations north of Duluth/Superior in the key Winnipeg-Chicago corridor and positioned CN as a major player in the supply chain for the steel industry in the United States. The purchase of BC Rail in July 2004 not only added to CN’s forest products business substantially, but also expanded the railroad’s capacity in British Columbia.

      In 2006, the Company plans to spend approximately $1,525 million on capital programs. Of this, more than $1,000 million is targeted for rail infrastructure integrity and safety maintenance, including rail, tie, ballast, and other track material replacements, as well as bridges and signaling systems upgrades. This allotment also includes strategic initiatives, such as siding extensions in western Canada; the reconfiguration of Johnston Yard in Memphis, Tennessee for increased network fluidity and efficiency; and investments in the Company’s Prince Rupert, B.C. corridor, to capitalize on the Port of Prince Rupert’s potential as an important traffic gateway between Asia and the North American heartland.

     The remaining $500 million is targeted for equipment expenditures, including new locomotive and car purchases, plus existing fleet refurbishments; as well as for facilities, information technology and other projects. These will enable the Company to tap new growth opportunities and improve overall efficiency.

     The Company strives to offer transportation services that deliver value to its customers. It does so with the belief that better service benefits customers while improving CN’s yields, operating efficiency and earnings. The Company foresees a number of business-growth opportunities. In the Intermodal area, there is growth potential in international markets because of increasing North American-Asian container trade, as well as the projected 2007 opening of the Prince Rupert container terminal. In the Bulk area, western Canadian growth prospects are enhanced by continued coal mine expansion. In Merchandise, the Company sees growth potential for a number of commodities, particularly wood products and metals. The Company’s business prospects are based on the continuation of positive economic trends in North America and Asia.

      The Company foresees improvements in productivity, particularly in yards and terminals. The Company also intends to pursue further operating efficiencies by continuing to improve labor productivity and to focus on reducing accidents and related costs, legal claims and health care costs. The Company partners with connecting carriers to implement routing protocol agreements and pursues co-production initiatives to further improve service and generally reduce costs.

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

Financial and statistical highlights

$ in millions, except per share data, or unless otherwise indicated	2005	2004	2003

Financial results
Revenues	$7,240	$6,548	$5,884
Operating income	$2,624	$2,168	$1,777
Net income	$1,556	$1,258	$1,014

Operating ratio	63.8%	66.9%	69.8%

Basic earnings per share	$5.64	$4.41	$3.54
Diluted earnings per share	$5.54	$4.34	$3.49

Dividend declared per share	$1.00	$0.78	$0.67

Financial position
Total assets	$22,188	$22,365	$20,337
Total long-term financial liabilities	$10,981	$10,822	$9,928

Statistical operating data and productivity measures
Employees (average during period)	22,246	22,470	22,012
Gross ton miles (GTM) per average number of employees (thousands)	15,414	14,811	14,246
GTMs per U.S. gallon of fuel consumed	851	851	838

Financial Results

2005 compared to 2004

In 2005, net income increased by $298 million, or 24%, to $1,556 million, when compared to 2004, with diluted earnings per share rising 28%, to $5.54. Revenues increased by $692 million, or 11%, to $7,240 million, mainly due to freight rate increases, an important part of which was due to a higher fuel surcharge as a result of increases in crude oil prices, the inclusion of a full year of GLT and BC Rail revenues, and a return to normal intermodal volumes following the first quarter 2004 Canadian Auto Workers (CAW) strike. Partly offsetting these gains was the translation impact of the stronger Canadian dollar on U.S. dollar-denominated revenues of $260 million.

      Operating expenses increased by $236 million, or 5%, to $4,616 million, primarily due to increased fuel costs, the inclusion of a full year of GLT and BC Rail expenses, and increased purchased services and material costs. Partly offsetting these factors was the translation impact of the stronger Canadian dollar on U.S. dollar-denominated expenses of $155 million, lower equipment rents, and lower casualty and other expense.

      The operating ratio, defined as operating expenses as a percentage of revenues, was 63.8% in 2005 compared to 66.9% in 2004, a 3.1-point betterment.

     The years ended December 31, 2005 and 2004 included items affecting the comparability of the results of operations. The Company acquired and consolidated GLT and BC Rail effective May 10, 2004 and July 14, 2004, respectively. Accordingly, in the discussions herein, the Company’s results of operations for 2005 include the results of operations of both GLT and BC Rail. The Company’s results for 2004 included the results of operations of GLT as of May 10, 2004 and BC Rail as of July 14, 2004.

      In 2005, the continued appreciation in the Canadian dollar relative to the U.S. dollar, which has impacted the conversion of the Company’s U.S. dollar-denominated revenues and expenses, resulted in a reduction to net income of approximately $60 million.

      For the year ended December 31, 2004, a first-quarter strike by the Company’s employees represented by the CAW union negatively impacted operating income and net income by $35 million and $24 million, respectively.

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

Revenues

	Year ended December 31,	2005	2004	%Δ

Total revenues (millions)		$7,240	$6,548	11%

Rail freight:
Revenues (millions)		$6,905	$6,252	10%
RTMs (millions)		179,701	174,240	3%
Revenue/RTM (cents)		3.84	3.59	7%
Carloads (thousands)		4,841	4,578	6%
Revenue/Carload (dollars)		1,426	1,366	4%

Revenues for the year ended December 31, 2005 totaled $7,240 million compared to $6,548 million in 2004. The increase of $692 million, or 11%, was mainly due to freight rate increases, an important part of which was due to a higher fuel surcharge as a result of increases in crude oil prices, the inclusion of a full year of GLT and BC Rail revenues, and a return to normal intermodal volumes following the first-quarter 2004 CAW strike. Partly offsetting these gains was the translation impact of the stronger Canadian dollar on U.S. dollar-denominated revenues.

      In 2005, revenue ton miles, measuring the volume of rail freight transported by the Company, increased by 3% relative to 2004. Freight revenue per revenue ton mile, a measurement of yield defined as revenue earned on the movement of a ton of freight over one mile, increased by 7% for 2005 when compared to 2004, largely due to freight rate increases.

Petroleum and chemicals

	Year ended December 31,	2005	2004	%Δ

Revenues (millions)		$1,096	$1,059	3%
RTMs (millions)		31,235	31,421	(1%)
Revenue/RTM (cents)		3.51	3.37	4%

Petroleum and chemicals comprise a wide range of commodities, including chemicals, sulfur, plastics, petroleum and gas products. Although offshore markets have been growing strongly, the primary markets for these commodities are still within North America. As such, the performance of this commodity group is closely correlated with the North American economy. Most of the Company’s petroleum and chemicals shipments originate in the Louisiana petrochemical corridor between New Orleans and Baton Rouge; in northern Alberta, which is a major center for natural gas, feedstock, and petrochemicals and plastics complex derivatives; and in eastern Canadian regional plants; and are destined for customers in Canada, the United States and overseas. For the year ended December 31, 2005, revenues for this commodity group increased by $37 million, or 3%, from 2004. The improvement was mainly due to freight rate increases, the inclusion of a full year of BC Rail revenues, and an improved market position in petroleum products. These gains were partly offset by the translation impact of the stronger Canadian dollar, soft market conditions for plastics and liquefied petroleum gases, continued weakness in the U.S. molten sulfur market and reduced shipments of U.S. petrochemicals. Freight revenue per revenue ton mile increased by 4% as freight rate increases were partly offset by the translation impact of the stronger Canadian dollar.
Percentage of revenues

Chemicals	40%
Petroleum	60%

	2001	2002	2003	2004	2005

Carloads*	474	543	564	596	594
(In thousands)

*Includes Wisconsin Central Transportation Corporation (WC) from October 9, 2001, GLT from May 10, 2004 and BC Rail from July 14, 2004.

Metals and minerals

	Year ended December 31,	2005	2004	%Δ

Revenues (millions)		$837	$714	17%
RTMs (millions)		16,848	16,352	3%
Revenue/RTM (cents)		4.97	4.37	14%

The metals and minerals commodity group consists primarily of nonferrous base metals, iron ore, steel, equipment and parts and construction materials. The Company’s unique rail access to major mines, ports and smelters throughout North America has made the Company a transportation leader of copper, lead, zinc concentrates, iron ore, refined metals and aluminum. Construction materials are mainly aggregates (stone and sand) and cement. The Company has access to major cement producers and aggregate mines in Canada as well as in the U.S. Metals and minerals traffic is sensitive to fluctuations in the economy. For the year ended December 31, 2005, revenues for this commodity group increased by $123 million, or 17%, from 2004. The increase was mainly due to freight rate increases, the inclusion of a full year of GLT and BC Rail revenues, strong shipments of construction materials, aluminum and Canadian steel products, and an improvement in traffic mix. Partly offsetting these gains was the translation impact of the stronger Canadian dollar. Revenue per revenue ton mile increased by 14% in 2005, mainly due to shorter-haul traffic, particularly related to GLT, and freight rate increases. Partly offsetting these factors was the translation impact of the stronger Canadian dollar.

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

Percentage of revenues

Metals	53%
Minerals	24%
Iron ore	23%

	2001	2002	2003	2004	2005

Carloads*	287	388	396	801	994
(In thousands)

*Includes WC from October 9, 2001, GLT from May 10, 2004 and BC Rail from July 14, 2004.

Forest products

	Year ended December 31,	2005	2004	%Δ

Revenues (millions)		$1,738	$1,505	15%
RTMs (millions)		42,330	39,369	8%
Revenue/RTM (cents)		4.11	3.82	8%

The forest products commodity group includes various types of lumber, panels, wood chips, wood pulp, printing paper, linerboard and newsprint. The Company has superior rail access to the western and eastern Canadian fiber-producing regions, which are among the largest fiber source areas in North America. In the United States, the Company is strategically located to serve both the midwest and southern U.S. corridors with interline capabilities to other Class I railroads. The key drivers for the various commodities are: for newsprint, advertising lineage and overall economic conditions, primarily in the United States; for fibers (mainly wood pulp), the consumption of paper worldwide; and for lumber and panels, housing starts and renovation activities in the United States. Although demand for forest products can be cyclical, the Company’s geographical advantages and product diversity tend to reduce the impact of market fluctuations. For the year ended December 31, 2005, revenues for this commodity group increased by $233 million, or 15%, from 2004. The increase was mainly due to freight rate increases, continued solid demand for Canadian lumber and panels, the inclusion of a full year of BC Rail revenues, improvements in traffic mix and an improved market position for paper. The translation impact of the stronger Canadian dollar partly offset these gains. Revenue per revenue ton mile increased by 8% in 2005 mainly due to freight rate increases and a positive change in traffic mix, which were partly offset by the translation impact of the stronger Canadian dollar.
Percentage of revenues

Lumber	33%
Fibers	39%
Paper	16%
Panels	12%

	2001	2002	2003	2004	2005

Carloads*	523	626	618	678	712
(In thousands)

*Includes WC from October 9, 2001, GLT from May 10, 2004 and BC Rail from July 14, 2004.

Coal

	Year ended December 31,	2005	2004	%Δ

Revenues (millions)		$331	$284	17%
RTMs (millions)		13,576	12,684	7%
Revenue/RTM (cents)		2.44	2.24	9%

The coal commodity group consists primarily of thermal grades of bituminous coal. Canadian thermal coal is delivered to power utilities primarily in eastern Canada, while in the United States, thermal coal is transported from mines served in southern Illinois, or from western U.S. mines via interchange with other railroads, to major utilities in the midwest and southeast United States. The coal business also includes the transport of Canadian metallurgical coal, which is largely exported to Asian steel producers. The strong global market for metallurgical coal facilitated the opening of three mines along the Company’s network in late 2004. The renewed strength in this market is expected to continue as strong Asian demand for metallurgical coal drives increased Canadian production. For the year ended December 31, 2005, revenues for this commodity group increased by $47 million, or 17%, from 2004. The increase was mainly due to new metallurgical coal mines in western Canada, freight rate increases and the inclusion of a full year of GLT and BC Rail revenues. Partly offsetting these gains was the translation impact of the stronger Canadian dollar. The revenue per revenue ton mile increase of 9% was mainly due to freight rate increases, which were partly offset by the translation impact of the stronger Canadian dollar.

Percentage of revenues

Coal	83%
Petroleum coke	17%

	2001	2002	2003	2004	2005

Carloads*	459	435	406	429	448
(In thousands)

*Includes WC from October 9, 2001, GLT from May 10, 2004 and BC Rail from July 14, 2004.

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

Grain and fertilizers

	Year ended December 31,	2005	2004	%Δ

Revenues (millions)		$1,119	$1,063	5%
RTMs (millions)		40,393	40,091	1%
Revenue/RTM (cents)		2.77	2.65	5%

The grain and fertilizers commodity group depends primarily on crops grown and fertilizers processed in western Canada and the U.S. midwest. The grain segment consists of three primary commodities: food grains, mainly wheat; oilseeds and oilseed products, primarily canola seed, oil and meal; and feed grains, including feed barley, feed wheat and corn. Production of grain varies considerably from year to year, affected primarily by weather conditions. Grain exports are volatile, reflecting the size and quality of the crop produced, international market conditions and foreign government policy. The majority of grain produced in western Canada and moved by CN is exported via the ports of Vancouver, Prince Rupert and Thunder Bay. Certain of these rail movements are subject to government regulation and to a “revenue cap,” which effectively establishes a maximum revenue entitlement that railways can earn. In the U.S., grain grown in Illinois and Iowa is exported, as well as transported to domestic processing facilities and feed markets. The Company also serves major producers of potash in Canada, as well as producers of ammonium nitrate, urea and other fertilizers across Canada and the U.S. For the year ended December 31, 2005, revenues for this commodity group increased by $56 million, or 5%, from 2004. The increase was mainly due to freight rate increases, higher export shipments of U.S. corn in a generally weak market, increased shipments of Canadian barley and canola and an improvement in traffic mix. These gains were partly offset by the translation impact of the stronger Canadian dollar and the decreased availability of high-quality Canadian wheat for export markets via west coast ports. Revenue per revenue ton mile increased by 5% in 2005 largely due to freight rate increases and a positive change in traffic mix, partly offset by the translation impact of the stronger Canadian dollar.

Percentage of revenues

Food grain	25%
Oilseeds	24%
Feed grain	27%
Fertilizers	12%
Potash	12%

	2001	2002	2003	2004	2005

Carloads*	593	539	552	577	566
(In thousands)

*Includes WC from October 9, 2001, GLT from May 10, 2004 and BC Rail from July 14, 2004.

Intermodal

	Year ended December 31,	2005	2004	%Δ

Revenues (millions)		$1,270	$1,117	14%
RTMs (millions)		32,184	31,002	4%
Revenue/RTM (cents)		3.95	3.60	10%

The intermodal commodity group is comprised of two segments: domestic and international. The domestic segment is responsible for consumer products and manufactured goods, operating through both retail and wholesale channels while the international segment handles import and export container traffic, directly serving the major ports of Vancouver, Montreal, Halifax and New Orleans. The domestic segment is driven by consumer markets, with growth generally tied to the economy. The international segment is driven by North American economic and trade conditions. For the year ended December 31, 2005, revenues for this commodity group increased by $153 million, or 14%, from 2004. The increase was mainly due to freight rate increases, strong imports into the Port of Vancouver and an improvement in traffic mix. Also contributing to the increase during the year was the return to normal traffic levels following the first-quarter 2004 CAW strike. Partly offsetting these gains were the translation impact of the stronger Canadian dollar and a change in port of call for an overseas shipper. The revenue per revenue ton mile increase of 10% in 2005 was largely due to freight rate increases and a positive change in traffic mix, which were partly offset by the translation impact of the stronger Canadian dollar and an increase in the average length of haul.

Percentage of revenues

Domestic	50%
International	50%

	2001	2002	2003	2004	2005

Carloads* (In thousands)	1,061	1,237	1,276	1,202	1,248

*Includes WC from October 9, 2001, GLT from May 10, 2004 and BC Rail from July 14, 2004.

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

Automotive

	Year ended December 31,	2005	2004	%Δ

Revenues (millions)		$514	$510	1%
RTMs (millions)		3,135	3,321	(6%	)
Revenue/RTM (cents)		16.40	15.36	7%

The automotive commodity group moves both finished vehicles and parts, originating in southern Ontario, Michigan and Mississippi, and destined for the United States, Canada and Mexico. The Company’s broad coverage, including its access to all of the Canadian assembly plants, enables it to consolidate full trainloads of automotive traffic for delivery to connecting railroads at key interchange points. The Company also serves shippers of import vehicles via the ports of Halifax and Vancouver, and through interchange with other railroads. The Company’s automotive revenues are closely correlated to automotive production and sales in North America. For the year ended December 31, 2005, revenues for this commodity group increased by $4 million, or 1%, from 2004. The increase was driven by freight rate increases, higher import vehicles via the Ports of Vancouver and Halifax, and the benefit of new finished vehicle traffic in the southern U.S. that began in the second half of 2004. These gains were partly offset by the translation impact of the stronger Canadian dollar and a reduction in automotive production at CN-served facilities in southern Ontario and Michigan. Revenue per revenue ton mile increased 7% in 2005 largely due to freight rate increases, which were partly offset by the translation impact of the stronger Canadian dollar.

Percentage of revenues

Finished vehicles	82%
Auto parts	18%

	2001	2002	2003	2004	2005

Carloads* (In thousands)	288	307	288	295	279

*Includes WC from October 9, 2001, GLT from May 10, 2004 and BC Rail from July 14, 2004.

Other

In 2005, other revenues increased by $39 million, when compared to 2004, mainly due to the inclusion of a full year of revenues from GLT’s maritime division.

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

Operating expenses

Operating expenses amounted to $4,616 million in 2005 compared to $4,380 million in 2004. The increase of $236 million, or 5%, in 2005 was mainly due to increased fuel costs, the inclusion of a full year of GLT and BC Rail expenses and increased purchased services and material costs. Partly offsetting these factors was the translation impact of the stronger Canadian dollar on U.S. dollar-denominated expenses, lower equipment rents, and lower casualty and other expense.

In millions	Year ended December 31,	2005		2004

			% of		% of
		Amount	revenue	Amount	revenue

Labor and fringe benefits		$1,841	25.4%	$1,819	27.8%
Purchased services and material		814	11.2%	746	11.4%
Depreciation and amortization		627	8.7%	598	9.1%
Fuel		725	10.0%	528	8.1%
Equipment rents		192	2.7%	244	3.7%
Casualty and other		417	5.8%	445	6.8%

Total		$4,616	63.8%	$4,380	66.9%

Labor and fringe benefits: Labor and fringe benefits includes wages, payroll taxes, and employee benefits such as incentive compensation, stock-based compensation, health and welfare, pensions and other post-employment benefits. Certain incentive and stock-based compensation plans are based on financial and market performance targets and the related expense is recorded in the period in which there is an expectation that the targets will be attained. Labor and fringe benefits increased by $22 million, or 1%, in 2005 as compared to 2004. The increase was attributable to higher stock-based compensation expense, the inclusion of a full year of GLT and BC Rail expenses, wage increases and a return to normal wage levels following the first-quarter 2004 CAW strike. Partly offsetting these factors was the translation impact of the stronger Canadian dollar, the impact of a reduced workforce, and adjustments made in 2004 to the workforce reduction provision.

Purchased services and material: Purchased services and material primarily includes the costs of services purchased from outside contractors, materials used in the maintenance of the Company’s track, facilities and equipment, transportation and lodging for train crew employees, utility costs and the net costs of operating facilities jointly used by the Company and other railroads. These expenses increased by $68 million, or 9%, in 2005 as compared to 2004. The increase was primarily due to the inclusion of a full year of GLT and BC Rail expenses, and higher expenses for material and maintenance on rolling stock and track repairs. These factors were partly offset by the translation impact of the stronger Canadian dollar.

Depreciation and amortization: Depreciation and amortization relates to the Company’s rail operations. These expenses increased by $29 million, or 5%, in 2005 as compared to 2004. The increase was mainly due to the impact of net capital additions and to the inclusion of a full year of GLT and BC Rail depreciation expense, which were partly offset by the translation impact of the stronger Canadian dollar.

Fuel: Fuel expense includes the cost of fuel consumed by locomotives, intermodal equipment and other vehicles. These expenses increased by $197 million, or 37%, in 2005 as compared to 2004. The increase was mainly due to a 32% increase in the average price per U.S. gallon of fuel, net of the benefits from CN’s fuel hedging program, from $1.30 in 2004 to $1.72 in 2005; higher volumes, particularly in the first quarter; the inclusion of a full year of GLT and BC Rail fuel expense; and a second-quarter 2004 fuel excise tax refund. Partly offsetting these factors was the translation impact of the stronger Canadian dollar.

Equipment rents: Equipment rents includes rental expense for the use of freight cars owned by other railroads or private companies and for the short- or long-term lease of freight cars, locomotives and intermodal equipment, net of rental income from other railroads for the use of the Company’s cars and locomotives. These expenses decreased by $52 million, or 21%, in 2005 as compared to 2004. The decrease was mainly due to lower car hire expense and higher car hire income, mainly as a result of the integration of the BC Rail fleet, and the translation impact of the stronger Canadian dollar. These factors were partly offset by higher car lease expense due to an increased fleet size, higher rates and the inclusion of a full year of BC Rail car lease expense.

Casualty and other: Casualty and other includes expenses for personal injuries, environmental, freight and property damage, insurance, bad debt and operating taxes, as well as travel and travel-related expenses. These expenses decreased by $28 million, or 6%, in 2005 as compared to 2004. The decrease was mainly due to a reduction to the provision for U.S. personal

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

injuries following the 2005 actuarial valuation, a 2004 adjustment made to the provision for personal injuries in Canada and the translation impact of the stronger Canadian dollar. Partly offsetting these factors were higher derailment-related expenses, in particular, $28 million related to the incident at Wabamun Lake (See Note 18 – Major commitments and contingencies to the Company’s Annual Consolidated Financial Statements), the inclusion of a full year of GLT and BC Rail expenses and higher property taxes in the U.S.

Other

Interest expense: Interest expense increased by $5 million, or 2%, for the year ended December 31, 2005 as compared to 2004, mainly due to the financing related to the Company’s acquisitions in 2004 and higher interest rates on commercial paper borrowings. Partly offsetting these factors was the translation impact of the stronger Canadian dollar and the benefit of the repayment of matured Notes in March 2004 and May 2005.

Other income (loss): In 2005, the Company recorded income of $12 million compared to a loss of $20 million in 2004. The change from loss to income in 2005 was due to improvements in real estate and other business activities, realized foreign exchange gains and a first-quarter 2004 restructuring charge related to the Company’s investment in English Welsh and Scottish Railway (EWS). Partly offsetting these factors were lower investment income, lower gains on disposal of surplus properties, and higher costs related to the securitization program.

Income tax expense: The Company recorded income tax expense of $781 million for the year ended December 31, 2005 compared to $596 million in 2004. The effective tax rate for the year ended December 31, 2005 was 33.4% compared to 32.1% in 2004. The increase in the effective tax rate was mainly due to higher provincial tax rates enacted in the current year.

2004 compared to 2003

In 2004, net income increased by $244 million, or 24%, to $1,258 million, when compared to 2003, with diluted earnings per share rising 24%, to $4.34. Revenues increased by $664 million, or 11%, to $6,548 million, due to the inclusion of $351 million of GLT and BC Rail revenues, core business growth in a strong North American economy, and an improved Canadian grain crop, which were partly offset by the translation impact of the stronger Canadian dollar on U.S. dollar-denominated revenues of $255 million.

     Operating expenses increased by $273 million, or 7%, to $4,380 million, driven mainly by the inclusion of $228 million of GLT and BC Rail expenses, higher labor and fringe benefits, increased fuel costs and higher casualty and other expense, which were partly offset by the translation impact of the stronger Canadian dollar on U.S. dollar-denominated expenses of $170 million and lower equipment rents.

     The operating ratio, defined as operating expenses as a percentage of revenues, was 66.9% in 2004 compared to 69.8% in 2003, a 2.9-point betterment. The results for the year ended December 31, 2004 included the results of operations of GLT as of May 10, 2004 and BC Rail as of July 14, 2004. Also in 2004, a strike by the Company’s employees represented by the CAW in the first quarter, negatively impacted operating income and net income by $35 million and $24 million, respectively. The significant appreciation in the Canadian dollar relative to the U.S. dollar impacted the conversion of the Company’s U.S. dollar-denominated revenues and expenses, resulting in a reduction to net income of approximately $45 million for 2004.

     For the year ended December 31, 2003, the Company’s results of operations included a fourth-quarter deferred income tax expense of $79 million resulting from the enactment of higher corporate tax rates in the province of Ontario. Also included in 2003 was a cumulative benefit of $75 million, $48 million after tax, resulting from a change in the accounting for removal costs for certain track structure assets pursuant to the requirements of Statement of Financial Accounting Standards (SFAS) No. 143, “Accounting for Asset Retirement Obligations,” as explained in Note 2 - Accounting changes, to the Company’s Annual Consolidated Financial Statements. This change in policy results in lower depreciation expense and higher labor and fringe benefits and other expenses in the period in which removal costs are incurred. For the year ended December 31, 2003, this change in policy resulted in an increase to net income of $2 million ($0.01 per basic and diluted share).

2004 compared to 2003 – Adjusted performance measures

The year ended December 31, 2003 included items impacting the comparability of the results of operations (see reconciliation of adjusted performance measures presented herein).

     In 2003, the Company recorded a fourth-quarter deferred income tax expense of $79 million resulting from the enactment of higher corporate tax rates and a cumulative benefit of $75 million, $48 million after tax, as discussed herein.

     Excluding these items, net income was $1,258 million ($4.41 per basic share or $4.34 per diluted share) in 2004 compared to adjusted net income of $1,045 million ($3.65 per basic share or $3.60 per diluted share) in 2003, an increase of $213 million, or 20%.

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

Reconciliation of adjusted performance measures

Management believes that non-GAAP measures such as adjusted net income and the resulting adjusted performance measures for such items as operating income, operating ratio and per share data are useful measures of performance that can facilitate period-to-period comparisons as they exclude items that do not arise as part of the normal day-to-day operations or that could potentially distort the analysis of trends in business performance. The exclusion of specified items in the adjusted measures below does not imply that they are necessarily non-recurring. These adjusted measures do not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The reader is advised to read all information provided in the MD&A in conjunction with the Company's Annual Consolidated Financial Statements and notes thereto.

In millions, except per share data, or unless otherwise indicated

Year ended December 31,	2004	2003

	Reported	Reported	Change in policy	Rate enactment	Adjusted

Revenues	$6,548	$5,884	$-	$-	$5,884
Operating expenses	4,380	4,107	-	-	4,107

Operating income	2,168	1,777	-	-	1,777

Interest expense	(294)	(315)	-	-	(315)
Other income (loss)	(20)	21	-	-	21

Income before income taxes and cumulative effect of change in accounting policy	1,854	1,483	-	-	1,483
Income tax expense	(596)	(517)	-	79	(438)

Income before cumulative effect of change in accounting policy	1,258	966	-	79	1,045

Cumulative effect of change in accounting policy, net of applicable taxes	-	48	(48)	-	-

Net income	$1,258	$1,014	$(48)	$79	$1,045

Operating ratio	66.9%	69.8%			69.8%

Basic earnings per share	$4.41	$3.54			$3.65
Diluted earnings per share	$4.34	$3.49			$3.60

Revenues

	Year ended December 31,	2004	2003	%Δ

Total revenues (millions)		$6,548	$5,884	11%

Rail freight:
Revenues (millions)		$6,252	$5,694	10%
RTMs (millions)		174,240	162,152	7%
Revenue/RTM (cents)		3.59	3.51	2%
Carloads (thousands)		4,578	4,100	12%
Revenue/Carload (dollars)		1,366	1,389	(2%	)

Revenues for the year ended December 31, 2004 totaled $6,548 million compared to $5,884 million in 2003. The increase of $664 million, or 11%, was mainly due to the inclusion of GLT and BC Rail revenues of $351 million, strong merchandise revenue, an improved Canadian grain crop, and a higher fuel surcharge. Partly offsetting these gains was the translation impact of the stronger Canadian dollar on U.S. dollar-denominated revenues. Revenue ton miles, measuring the volume of freight transported by the Company, increased by 7% relative to 2003. Freight revenue per revenue ton mile increased by 2% when compared to 2003. In 2004, freight revenue per revenue ton mile was positively affected by freight rate increases and an overall decrease in the average length of haul, and was negatively affected by the translation impact of the stronger Canadian dollar.

Petroleum and chemicals

	Year ended December 31,	2004	2003	%Δ

Revenues (millions)		$1,059	$1,013	5%
RTMs (millions)		31,421	29,693	6%
Revenue/RTM (cents)		3.37	3.41	(1%	)

Revenues for the year ended December 31, 2004 increased by $46 million, or 5%, from 2003. The increase was due to freight rate improvements in several key segments, particularly in the first half of the year, the inclusion of $25 million of BC Rail revenues (primarily sulfur), higher offshore demand for Canadian sulfur, a shift from offshore to Canadian suppliers for petroleum gas and a higher fuel surcharge. These gains were partly offset

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

by the translation impact of the stronger Canadian dollar. Freight revenue per revenue ton mile decreased by 1% due to the translation impact of the stronger Canadian dollar, partly offset by freight rate improvements and a decrease in the average length of haul.

Metals and minerals

	Year ended December 31,	2004	2003	%Δ

Revenues (millions)		$714	$527	35%
RTMs (millions)		16,352	13,873	18%
Revenue/RTM (cents)		4.37	3.80	15%

Revenues for the year ended December 31, 2004 increased by $187 million, or 35%, from 2003. The increase is mainly due to the inclusion of $126 million of GLT revenues, higher volumes of iron ore, largely from new business, freight rate improvements, and increased shipments of raw materials and metal bars. Partly offsetting these gains was the translation impact of the stronger Canadian dollar. Revenue per revenue ton mile increased by 15% in 2004, mainly due to GLT shorter-haul traffic, which was partly offset by the translation impact of the stronger Canadian dollar.

Forest products

	Year ended December 31,	2004	2003	%Δ

Revenues (millions)		$1,505	$1,320	14%
RTMs (millions)		39,369	35,483	11%
Revenue/RTM (cents)		3.82	3.72	3%

Revenues for the year ended December 31, 2004 increased by $185 million, or 14%, from 2003. The increase was largely due to the inclusion of $85 million of BC Rail revenues (mainly lumber and panels), continued solid demand for lumber, freight rate improvements and a higher fuel surcharge. The translation impact of the stronger Canadian dollar partly offset these gains. Revenue per revenue ton mile increased by 3% in 2004 as the benefit of freight rate improvements and a positive change in traffic mix were partly offset by the translation impact of the stronger Canadian dollar.

Coal

	Year ended December 31,	2004	2003	%Δ

Revenues (millions)		$284	$261	9%
RTMs (millions)		12,684	13,044	(3%	)
Revenue/RTM (cents)		2.24	2.00	12%

Revenues for the year ended December 31, 2004 increased by $23 million, or 9%, from 2003. The increase was due to higher coal shipments to U.S. utilities and the inclusion of GLT and BC Rail revenues of $20 million, partly offset by metallurgical mine closures in western Canada and the translation impact of the stronger Canadian dollar. The revenue per revenue ton mile increase of 12% was mainly due to a decrease in the average length of haul and a positive change in traffic mix that were partly offset by the translation impact of the stronger Canadian dollar.

Grain and fertilizers

	Year ended December 31,	2004	2003	%Δ

Revenues (millions)		$1,063	$947	12%
RTMs (millions)		40,091	35,666	12%
Revenue/RTM (cents)		2.65	2.66	-

Revenues for the year ended December 31, 2004 increased by $116 million, or 12%, from 2003. The increase reflects higher Canadian wheat and barley exports, which were partly offset by weak shipments of U.S. soybeans due to tight supply, a shift in exports from the Gulf to the Pacific Northwest and the translation impact of the stronger Canadian dollar. Revenue per revenue ton mile remained flat as the benefit of freight rate improvements was offset by an increase in the average length of haul and the translation impact of the stronger Canadian dollar.

Intermodal

	Year ended December 31,	2004	2003	%Δ

Revenues (millions)		$1,117	$1,101	1%
RTMs (millions)		31,002	31,168	(1%	)
Revenue/RTM (cents)		3.60	3.53	2%

Revenues for the year ended December 31, 2004 increased by $16 million, or 1%, from 2003. Revenues for 2004 benefited from heavy import volumes through the Port of Vancouver, freight rate improvements and a higher fuel surcharge. Revenues were negatively affected by the first-quarter 2004 CAW strike, the closure of the Company’s smaller terminal facilities in the U.S., the discontinuance of the Roadrailer service and the translation impact of the stronger Canadian dollar. Revenue per revenue ton mile increased by 2% in 2004 driven by a positive change in traffic mix and freight rate improvements that were partly offset by an increase in the average length of haul and the translation impact of the stronger Canadian dollar.

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

Automotive

	Year ended December 31,	2004	2003	%Δ

Revenues (millions)		$510	$525	(3%	)
RTMs (millions)		3,321	3,225	3%
Revenue/RTM (cents)		15.36	16.28	(6%	)

Revenues for the year ended December 31, 2004 decreased by $15 million, or 3%, from 2003. The decrease was due to the translation impact of the stronger Canadian dollar that was partly offset by the benefit of new finished vehicle traffic that began in late 2003. Revenue per revenue ton mile decreased by 6% in 2004 due to the translation impact of the stronger Canadian dollar.

Other

In 2004, other revenues increased by $106 million, when compared to 2003, mainly due to revenues from GLT’s maritime division of $90 million.

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

Operating expenses

Operating expenses amounted to $4,380 million in 2004 compared to $4,107 million in 2003. The increase of $273 million, or 7%, in 2004 was mainly due to the inclusion of $228 million of GLT and BC Rail expenses, higher expenses for labor and fringe benefits, increased fuel costs and higher casualty and other expense. Partly offsetting the increase was the translation impact of the stronger Canadian dollar on U.S. dollar-denominated expenses and lower equipment rents. The month-long CAW strike had a minimal impact on overall operating expenses for the year ended December 31, 2004 as the benefit from lower labor and fringe benefit expenses was mostly offset by increases in other expense categories.

In millions	Year ended December 31,	2004		2003

		Amount	% of revenue	Amount	% of revenue

Labor and fringe benefits		$1,819	27.8%	$1,698	28.9%
Purchased services and material		746	11.4%	703	11.9%
Depreciation and amortization		598	9.1%	554	9.4%
Fuel		528	8.1%	469	8.0%
Equipment rents		244	3.7%	293	5.0%
Casualty and other		445	6.8%	390	6.6%

Total		$4,380	66.9%	$4,107	69.8%

Labor and fringe benefits: Labor and fringe benefits in 2004 increased by $121 million, or 7%, as compared to 2003. The increase was attributable to the inclusion of GLT and BC Rail labor expense of $91 million, higher wages and employee benefits, including increased costs for stock-based compensation, and charges and adjustments relating to the workforce reduction provision. Partly offsetting these factors were the translation impact of the stronger Canadian dollar, the effects of a reduced workforce, lower expenses for pensions and other post-retirement benefits and wage and benefits savings during the CAW strike.

Purchased services and material: Purchased services and material expenses in 2004 increased by $43 million, or 6%, as compared to 2003. The increase was due to the inclusion of $77 million of GLT and BC Rail expenses, higher repair and maintenance expenses, partly related to the CAW strike, and other strike-related costs. Partly offsetting the increase was the translation impact of the stronger Canadian dollar and lower net expenses for operating joint facilities.

Depreciation and amortization: Depreciation and amortization expenses in 2004 increased by $44 million, or 8%, as compared to 2003. The increase was mainly due to the inclusion of GLT and BC Rail expenses of $30 million and the impact of net capital additions, partly offset by the translation impact of the stronger Canadian dollar.

Fuel: Fuel expense in 2004 increased by $59 million, or 13%, as compared to 2003. The increase was mainly due to a higher average price per U.S. gallon, net of the benefits from CN’s fuel hedging program, the inclusion of GLT and BC Rail expenses of $21 million and higher volumes. The increase was partly offset by the translation impact of the stronger Canadian dollar, increased productivity and a fuel excise tax refund in the second quarter.

Equipment rents: Equipment rents in 2004 decreased by $49 million, or 17%, as compared to 2003. The decrease was due to higher car hire income, including that of BC Rail, the translation impact of the stronger Canadian dollar and a reduction in car hire expenses that were partly offset by higher lease expense for freight cars.

Casualty and other: Casualty and other expenses in 2004 increased by $55 million, or 14%, as compared to 2003. The increase was due to higher expenses for personal injuries, the inclusion of GLT and BC Rail expenses of $14 million, increased environmental expenses and favorable adjustments to U.S. property taxes in 2003. Partly offsetting the increase was the translation impact of the stronger Canadian dollar.

Other

Interest expense: Interest expense decreased by $21 million, or 7%, for the year ended December 31, 2004 as compared to 2003 as the benefit of lower interest rates on issued debt to replace matured debt and the translation impact of the stronger Canadian dollar were partly offset by interest expense on debt related to the Company’s acquisitions in 2004.

Other income (loss): In 2004, the Company recorded a loss of $20 million compared to income of $21 million in 2003. The change from income to loss in 2004 was due to lower gains on

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

disposal of surplus properties and lower equity income from the Company’s investment in EWS as a result of restructured operations.

Income tax expense: The Company recorded income tax expense of $596 million for the year ended December 31, 2004 compared to $517 million in 2003. The effective tax rate for the year ended December 31, 2004 was 32.1% compared to 34.9% in 2003. The decrease in the effective tax rate in 2004 was mainly due to higher deferred income tax expense in 2003 resulting from the enactment of higher corporate tax rates in the province of Ontario, which was partly offset by net favorable adjustments relating to the resolution of matters pertaining to prior years’ income taxes.

Summary of quarterly financial data - unaudited

In millions, except per share data

	2005 Quarters				2004 Quarters

	Fourth	Third	Second	First	Fourth	Third	Second	First

Revenues	$1,886	$1,810	$1,838	$1,706	$1,736	$1,709	$1,665	$1,438
Operating income	$720	$665	$713	$526	$607	$591	$575	$395
Net income	$430	$411	$416	$299	$376	$346	$326	$210

Basic earnings per share	$1.59	$1.50	$1.50	$1.06	$1.32	$1.21	$1.14	$0.74
Diluted earnings per share	$1.56	$1.47	$1.47	$1.04	$1.29	$1.19	$1.13	$0.73

Dividend declared per share	$0.250	$0.250	$0.250	$0.250	$0.195	$0.195	$0.195	$0.195

Revenues generated by the Company during the year are influenced by seasonal weather conditions, general economic conditions, cyclical demand for rail transportation, and competitive forces in the transportation marketplace. Operating expenses reflect the impact of freight volumes, seasonal weather conditions, labor costs, fuel prices, and the Company’s productivity initiatives.

     The Company’s quarterly results included items that affect the quarter-over-quarter comparability of the results of operations. The Company’s results of operations for 2004 included GLT as of May 10, 2004 and BC Rail as of July 14, 2004. First-quarter 2004 results were affected by the month-long CAW strike, which negatively impacted operating income and net income by $35 million and $24 million, respectively. The continued appreciation in the Canadian dollar relative to the U.S. dollar has impacted the conversion of the Company’s U.S. dollar-denominated revenues and expenses and resulted in varying reductions in net income in the rolling eight quarters presented above.

Liquidity and capital resources

The Company’s principal source of liquidity is cash generated from operations. The Company also has the ability to fund liquidity requirements through its revolving credit facility, the issuance of debt and/or equity, and the sale of a portion of its accounts receivable through a securitization program. In addition, from time to time, the Company’s liquidity requirements can be supplemented by the disposal of surplus properties and the monetization of assets.

Operating activities: Cash provided from operating activities was $2,705 million for the year ended December 31, 2005 compared to $2,139 million for 2004. Net cash receipts from customers and other were $7,375 million for the year ended December 31, 2005 compared to $6,501 million in 2004. In 2005, payments for employee services, suppliers and other expenses were $3,872 million, an increase of $244 million when compared to 2004. Also consuming cash in 2005 were payments for interest, workforce reductions and personal injury and other claims of $306 million, $87 million and $92 million, respectively, compared to $282 million, $93 million and $106 million, respectively, in 2004. In 2005, pension contributions and payments for income taxes were $127 million and $186 million, respectively, compared to $161 million and $92 million, respectively, in 2004. The Company increased the level of accounts receivable sold under its accounts receivable securitization program by $54 million in 2005 and $12 million in 2004. Payments in 2006 for workforce reductions are expected to be $49 million, while pension contributions are expected to be approximately $100 million.

     As at December 31, 2005, the Company had outstanding information technology service contracts of $18 million.

Investing activities: Cash used by investing activities in 2005 amounted to $1,075 million compared to $2,411 million in 2004. The Company’s investing activities in 2005 included net proceeds

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

of £26 million (Cdn$61 million) related to the Company’s 8% note receivable from EWS. The Company’s investing activities in 2004 included $984 million related to the acquisition of BC Rail and $547 million related to the acquisition of GLT, net proceeds of $141 million from the EWS capital reorganization and $52 million from the sale of its Canac Inc. and Beltpack subsidiaries. Net capital expenditures for the year ended December 31, 2005 amounted to $1,180 million, an increase of $108 million over 2004. The following table details capital expenditures for 2005 and 2004.

In millions	Year ended December 31,	2005	2004

Track and roadway		$868	$769
Rolling stock		338	253
Buildings		125	132
Other		71	78

Capital expenditures		1,402	1,232
Less: capital leases		222	160

Net capital expenditures		$1,180	$1,072

     The Company expects to spend approximately $1,525 million on capital expenditures in 2006 due to increased expenditures required for ongoing renewal of the basic plant, the acquisition of rolling stock and other acquisitions and investments required to improve the Company’s operating efficiency and customer service.

     As at December 31, 2005, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives and other equipment at an aggregate cost of $578 million ($194 million at December 31, 2004).

Dividends: During 2005, the Company paid dividends totaling $275 million to its shareholders at the quarterly rate of $0.25 per share compared to $222 million at the quarterly rate of $0.195 per share, in 2004.

Free cash flow

The Company generated $1,301 million of free cash flow for the year ended December 31, 2005, compared to $1,025 million in 2004. Free cash flow does not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. The Company defines free cash flow as cash provided from operating activities, excluding changes in the level of accounts receivable sold under the securitization program, less investing activities and dividends paid, and adjusted for significant acquisitions as they are not indicative of normal day-to-day investments in the Company’s asset base, calculated as follows:

In millions	Year ended December 31,	2005	2004

Cash provided from operating activities		$2,705	$2,139

Less:
Investing activities		(1,075)	(2,411)
Dividends paid		(275)	(222)

Cash provided (used) before financing activities		1,355	(494)

Adjustments:
Change in accounts receivable sold		(54)	(12)
Acquisition of BC Rail		-	984
Acquisition of GLT		-	547

Free cash flow		$1,301	$1,025

Financing activities: Cash used by financing activities totaled $1,440 million for the year ended December 31, 2005 compared to cash provided from financing activities of $511 million in 2004. In May 2005, the Company repaid U.S.$100 million (Cdn$125 million) of 7.75% 10-year Notes with cash on hand. In July 2004, the Company issued U.S.$300 million (Cdn$395 million) of 4.25% Notes due 2009 and U.S.$500 million (Cdn$658 million) of 6.25% Debentures due 2034. In March 2004, the Company had repaid U.S.$266 million (Cdn$355 million) of 7.00% 10-year Notes with cash on hand and the proceeds received from the issuance of commercial paper. In 2005 and 2004, issuances and repayments of long-term debt related principally to the Company’s commercial paper program.

     During 2005, the Company recorded $222 million in assets it acquired through equipment leases ($160 million in 2004), for which an equivalent amount was recorded in debt.

     In 2005, the Company repurchased 18.0 million common shares under its share repurchase programs; 8.0 million common shares for $670 million (average price of $83.81 per share) under its new 16.0 million share repurchase program and 10.0 million common shares for $748 million (average price of $74.78 per share) under its previous 14.0 million share repurchase program, which was completed by the second quarter of 2005. In 2004, the Company used $273 million to repurchase 4.0 million common shares under its 14.0 million share repurchase program.

     CN’s debt-to-total capitalization ratio was 35.5% at December 31, 2005, compared to 35.7% at December 31, 2004. As at December 31, 2005, the adjusted debt-to-total capitalization ratio was 41.1% compared to 40.9% at December 31, 2004. Management believes that adjusted debt-to-total capitalization is a useful measure of performance and aims to show the true leverage of the Company. However, since this adjusted measure does not have any standardized meaning prescribed by GAAP, it may not be comparable to similar measures presented by other companies and, as such, should not be considered in isolation.

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

	Year ended December 31,	2005	2004

Debt-to-total capitalization ratio (a)		35.5%	35.7%
Add:
Present value of operating lease commitments
and securitization financing (b)		5.6%	5.2%

Adjusted debt-to-total capitalization ratio (c)		41.1%	40.9%

(a)	Debt-to-total capitalization is calculated as total long-term debt plus current portion of long-term debt divided by the sum of debt plus total shareholders’ equity.

(b)	The operating lease commitments have been discounted using the Company’s implicit interest rate for each of the years presented.

(c)	Adjusted debt-to-total capitalization is calculated as adjusted debt (total long-term debt plus current portion of long-term debt plus the present value of operating lease commitments and securitization financing) divided by the sum of adjusted debt plus total shareholders’ equity.

The Company has access to various financing arrangements:

Revolving credit facility
In March 2005, the Company refinanced, by way of amendment, its U.S.$1,000 million revolving credit facility, which was scheduled to mature in December 2005, for a five-year period to March 2010. The credit facility is available for general corporate purposes, including back-stopping the Company’s commercial paper program, and provides for borrowings at various interest rates, including the Canadian prime rate, bankers’ acceptance rates, the U.S. federal funds effective rate and the London Interbank Offer Rate, plus applicable margins. The amended credit facility agreement retained one financial covenant, the customary limitation on debt as a percentage of total capitalization, with which the Company has been in compliance. The Company’s borrowings under its previous revolving credit facility of U.S.$90 million (Cdn$108 million) outstanding at December 31, 2004 (average interest rate of 2.77%) were entirely repaid in the first quarter of 2005. At December 31, 2005, the Company had borrowings under its revolving credit facility of U.S.$15 million (Cdn$17 million) at an interest rate of 4.66% and letters of credit drawn of $316 million.

Commercial paper
The Company has a commercial paper program, which is backed by a portion of its revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $800 million, or the U.S. dollar equivalent. Commercial paper debt is due within one year but is classified as long-term debt, reflecting the Company’s intent and contractual ability to refinance the short-term borrowings through subsequent issuances of commercial paper or drawing down on the long-term revolving credit facility. As at December 31, 2005, the Company had U.S.$367 million (Cdn$427 million) of commercial paper outstanding at an average interest rate of 4.40%, and U.S.$211 million (Cdn$254 million) at an average rate of 2.37%, as at December 31, 2004.

Shelf prospectus and registration statement
On October 29, 2005, the Company’s shelf prospectus and registration statement filed in October 2003 expired with an unused balance of U.S.$200 million.

The Company’s access to current and alternate sources of financing at competitive costs is dependent on its credit rating. The Company is not currently aware of any adverse trend, event or condition that would affect the Company’s credit rating.

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

Contractual obligations

In the normal course of business, the Company incurs contractual obligations. The following table sets forth the Company’s contractual obligations for the following items as at December 31, 2005:

	Total	2006	2007	2008	2009	2010	2011 &
In millions							thereafter

Long-term debt obligations (a)	$4,214	$296	$58	$203	$351	$444	$2,862
Interest on long-term debt obligations	4,399	253	234	224	217	188	3,283
Capital lease obligations (b)	1,231	159	154	71	113	54	680
Operating lease obligations	1,058	238	196	165	136	103	220
Purchase obligations (c)	596	446	54	49	29	18	-
Other long-term liabilities reflected on
the balance sheet (d)	1,083	103	72	59	51	44	754

Total obligations	$12,581	$1,495	$768	$771	$897	$851	$7,799

(a)	Presented net of unamortized discounts, of which $836 million relates to non-interest bearing notes due in 2094 assumed as part of the BC Rail acquisition and excludes capital lease obligations of $1,231 million which are included in “Capital lease obligations.”

(b)	Includes $360 million of imputed interest on capital leases at rates ranging from approximately 3.00% to 13.13%.

(c)	Includes commitments for railroad ties, rail, freight cars, locomotives and other equipment and outstanding information technology service contracts.

(d)	Includes expected payments for workers’ compensation, workforce reductions, post-retirement benefits and environmental liabilities that have been classified as contractual settlement agreements.

For 2006 and the foreseeable future, the Company expects cash flow from operations and from its various sources of financing to be sufficient to meet its debt repayments and future obligations, and to fund anticipated capital expenditures.

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

Acquisitions

The Company completed its acquisitions of GLT and BC Rail on May 10, 2004 and July 14, 2004, respectively.

     The Company accounted for the acquisitions using the purchase method of accounting as required by SFAS No.141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets.” As such, the consolidated financial statements of the Company include the assets, liabilities and results of operations of GLT and BC Rail as of the dates of acquisition, May 10, 2004 and July 14, 2004, respectively. The Company’s GLT acquisition cost of U.S.$395 million (Cdn$547 million) and BC Rail acquisition cost of $991 million, included purchase price adjustments and transaction costs.

     The Company had estimated, on a preliminary basis, the fair value of GLT’s and BC Rail’s assets acquired, owned and leased, and liabilities assumed at acquisition based on then current available information. The Company has since finalized the allocations of the GLT and BC Rail purchase price and has not made any significant adjustments to the preliminary purchase price allocations. See Note 3 – Acquisitions, to the Company’s Annual Consolidated Financial Statements for the final fair values of BC Rail’s and GLT’s assets acquired, owned and leased, and liabilities assumed at acquisition.

Investment in English Welsh and Scottish Railway (EWS)

In January 2004, EWS shareholders had approved a plan to reduce the EWS share capital to enable cash to be returned to the shareholders by offering them the ability to cancel a portion of their EWS shares in exchange for a combination of cash and notes receivable. The Company elected to have the maximum allowable number of shares cancelled under the plan, thereby reducing its ownership interest in EWS to approximately 31% on a fully diluted basis (13.7 million shares) compared to approximately 37% on a fully diluted basis (43.7 million shares) prior to the capital reorganization. In the first quarter of 2004, the Company received £57.7 million (Cdn$141 million) in cash and an 8% note receivable due 2009 of £23.9 million (Cdn$58 million) from EWS. In April 2005, EWS fully redeemed the Company’s note receivable. The Company received £26 million (Cdn$61 million), which included principal and accrued but unpaid interest to the date of redemption.

Off balance sheet arrangements

Accounts receivable securitization program
The Company has an accounts receivable securitization program, expiring in June 2006, under which it may sell, on a revolving basis, eligible freight trade and other receivables outstanding at any point in time, to an unrelated trust. The Company has a contingent residual interest of approximately 10% of receivables sold, which is recorded in Other current assets.

     In February 2005, the Company amended the agreement to increase the maximum amount it may sell from $450 million to $500 million and modified certain reporting requirements.

     The Company is subject to customary reporting requirements for which failure to perform could result in termination of the program. In addition, the trust is subject to customary credit rating requirements, which if not met, could also result in termination of the program. The Company monitors these reporting and credit rating requirements for any trends, events or conditions that could cause such termination.

     The accounts receivable securitization program provides the Company with readily available short-term financing for general corporate use. In the event the program is terminated before its scheduled maturity, the Company expects to meet its future payment obligations through its various sources of financing, including its revolving credit facility and commercial paper program, and/or access to capital markets.

     At December 31, 2005, pursuant to the agreement, $489 million had been sold compared to $445 million at December 31, 2004.

Guarantees and indemnifications
In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing certain guarantees or indemnifications to third parties and others, which extend over the term of the agreement. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business.

     The Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. Where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

     The nature of these guarantees or indemnifications, the maximum potential amount of future payments, the carrying amount of the liability, if any, and the nature of any recourse provisions are disclosed in Note 18 – Major commitments and contingencies, to the Company’s Annual Consolidated Financial Statements.

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

Financial instruments

The Company has limited involvement with derivative financial instruments and does not use them for trading purposes. Collateral or other security to support financial instruments subject to credit risk is usually not obtained. While the Company is exposed to counterparty credit risk in the event of non-performance, the credit standing of counterparties or their guarantors is regularly monitored, and losses due to counterparty non-performance are not anticipated.

Fuel
To mitigate the effects of fuel price changes on its operating margins and overall profitability, the Company has a hedging program which calls for entering into swap positions on crude and heating oil to cover a target percentage of future fuel consumption up to two years in advance. However, with an increased application of fuel surcharge on revenues, no additional swap positions were entered into since September 2004 and the Company has now suspended this program. At December 31, 2005, the Company’s remaining hedge positions covered approximately 17% of the estimated 2006 fuel consumption, representing approximately 69 million U.S. gallons at an average price of U.S.$0.89 per U.S. gallon.

     Realized gains from the Company’s fuel hedging activities were $177 million, $112 million and $49 million for the years ended December 31, 2005, 2004 and 2003, respectively.

     At December 31, 2005, Accumulated other comprehensive loss included unrealized gains of $57 million, $39 million after tax ($92 million, $62 million after tax at December 31, 2004), which relate to derivative instruments that will mature within the next year and are presented in Other current assets.

Interest rate
In the first quarter of 2004, in anticipation of future debt issuances, the Company had entered into treasury lock transactions for a notional amount of U.S.$380 million to fix the treasury component on these future debt issuances. The Company settled these treasury locks at a gain of U.S.$9 million (Cdn$12 million) upon the pricing of the U.S.$500 million 6.25% Debentures due 2034, subsequently issued on July 9, 2004. These derivatives were accounted for as cash flow hedges whereby the cumulative change in the market value of the derivative instruments was recorded in Other comprehensive loss. The realized gain of $12 million accumulated in other comprehensive income (loss) is being recorded into income, as a reduction of interest expense, over the term of the debt based on the interest payment schedule.

     At December 31, 2005, Accumulated other comprehensive loss included an unamortized gain of $12 million, $8 million after tax ($12 million, $8 million after tax at December 31, 2004).

Recent accounting pronouncement

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123(R), “Share-Based Payment,” which requires expensing of all options issued, modified or settled based on the grant-date fair value, over the period during which an employee is required to provide service (vesting period). The standard also requires that cash settled awards be measured at fair value at each reporting date until ultimate settlement. In April 2005, the U.S. Securities and Exchange Commission extended the effective application date of this standard from interim or annual reporting periods beginning after June 15, 2005 to annual reporting periods beginning after December 15, 2005. The Company has elected to apply the modified prospective approach, which requires compensation cost to be recognized for unvested awards based on their grant-date fair value. The Company does not expect this standard to have a significant impact on its results of operations.

Common stock

Share repurchase programs
In July 2005, the Board of Directors of the Company approved a share repurchase program which allows for the repurchase of up to 16.0 million common shares between July 25, 2005 and July 24, 2006 pursuant to a normal course issuer bid, at prevailing market prices. As at December 31, 2005, 8.0 million common shares had been repurchased for $670 million, at an average price of $83.81 per share.

     The Company’s previous share repurchase program, initiated in 2004, allowed for the repurchase of up to 14.0 million common shares between November 1, 2004 and October 31, 2005 pursuant to a normal course issuer bid, at prevailing market prices. By the second quarter of 2005, the Company had completed this share repurchase program, repurchasing 14.0 million common shares for $1,021 million, at an average price of $72.94 per share (10.0 million and 4.0 million in 2005 and 2004, respectively).

Outstanding share data
As at January 24, 2006, the Company had 268.4 million common shares outstanding.

Common stock split
On January 24, 2006, the Board of Directors of the Company approved a two-for-one common stock split which is to be effected in the form of a stock dividend of one additional common share of CN for each share outstanding, payable on February 28, 2006, to shareholders of record on February 22,

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

2006. All equity-based benefit plans and the current share repurchase program will be adjusted to reflect the issuance of additional shares or options due to the declaration of the stock split. All share and per share data for future periods will reflect the stock split.

Critical accounting policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates, including those related to personal injury and other claims, environmental claims, depreciation, pensions and other post-retirement benefits, and income taxes, based upon currently available information. Actual results could differ from these estimates. The following accounting policies require management’s more significant judgments and estimates in the preparation of the Company’s consolidated financial statements and as such, are considered to be critical. The following information should be read in conjunction with the Company’s Annual Consolidated Financial Statements and notes thereto.

     Management discusses the development and selection of the Company’s critical accounting estimates with the Audit Committee of the Company’s Board of Directors and the Audit Committee has reviewed the Company’s related disclosures.

Personal injury and other claims

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property.

In Canada, employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or future stream of payments depending on the nature and severity of the injury. Accordingly, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and administration costs. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

     At December 31, 2005, 2004 and 2003, the Company’s provision for personal injury and other claims in Canada was as follows:

In millions	2005	2004	2003

Balance January 1,	$204	$169	$183
Accruals and other	46	64	25
Payments	(45)	(29)	(39)

Balance December 31,	$205	$204	$169

     Assumptions used in estimating the ultimate costs for Canadian employee injury claims consider, among others, the discount rate, the rate of inflation, wage increases and health care costs. The Company periodically reviews its assumptions to reflect currently available information. Over the past three years, the Company has not significantly changed any of these assumptions. For all other legal claims in Canada, estimates are based on case history, trends and judgment.

In the United States, employee work-related injuries, including occupational disease claims, are compensated according to the provisions of the Federal Employers’ Liability Act (FELA), which requires either the finding of fault through the U.S. jury system or individual settlements, and represent a major liability for the railroad industry. The Company follows an actuarial-based approach and accrues the expected cost for personal injury and property damage claims and asserted and unasserted occupational disease claims, based on actuarial estimates of their ultimate cost. Prior to 2005, the Company’s provisions for unasserted occupational disease claims constituted the minimum amount that could be reasonably estimated, reflecting a 25-year horizon as the Company expected that a large majority of the cases would be received over such period. In 2005, changes in the legislative and judicial environment, as well as in the methodology used by the courts and the Company to diagnose claims, enabled the Company to actuarially determine a best estimate for unasserted occupational disease claims, thereby increasing the expected number of claims to be received. These changes have also rendered the recent claim experience to be more representative of future anticipated settlements for asserted occupational disease claims, thereby reducing the average cost per claim. Accordingly, the Company recorded an increase in the provision for unasserted occupational disease claims, which was substantially offset by a reduction in the provision for asserted occupational disease claims.

     Due to the inherent uncertainty involved in projecting future events related to occupational diseases, which include but are not limited to, the number of expected claims, the average cost per claim and the legislative and judicial environment, the Company’s future obligations may differ from current amounts recorded.

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

      At December 31, 2005, 2004 and 2003, the Company’s provision for U.S. personal injury and other claims was as follows:

In millions	2005	2004	2003

Balance January 1,	$438	$421	$481
Accruals and other	61	94	27
Payments	(47)	(77)	(87)

Balance December 31,	$452	$438	$421

     For the U.S. personal injury and other claims liability, historical claim data is used to formulate assumptions relating to the expected number of claims and average cost per claim (severity) for each year. Changes in any one of these assumptions could materially affect Casualty and other expense as reported in the Company’s results of operations. For example, a 5% change in the number of claims or severity would have the effect of changing the provision by approximately $30 million and the annual expense by approximately $5 million.

Environmental claims

Regulatory compliance
A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property. Environmental expenditures that relate to current operations are expensed unless they relate to an improvement to the property. Expenditures that relate to an existing condition caused by past operations and which are not expected to contribute to current or future operations are expensed.

Known existing environmental concerns
The Company is subject to environmental clean-up and enforcement actions. In particular, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), also known as the Superfund law, as well as similar state laws generally impose joint and several liability for clean-up and enforcement costs on current and former owners and operators of a site without regard to fault or the legality of the original conduct. The Company has been notified that it is a potentially responsible party for study and clean-up costs at approximately 17 sites governed by Superfund (and other similar Federal and State laws) for which investigation and remediation payments are or will be made or are yet to be determined and, in many instances, is one of several potentially responsible parties.

      The ultimate cost of known contaminated sites cannot be definitely established, and the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination, the available clean-up techniques, the Company’s share of the costs and evolving regulatory standards governing environmental liability. As a result, liabilities are recorded based on the results of a four-phase assessment conducted on a site-by-site basis. Cost scenarios established by external consultants based on extent of contamination and expected costs for remedial efforts are used by the Company to estimate the costs related to a particular site. A liability is initially recorded when environmental assessments occur and/or remedial efforts are likely, and when costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated. Adjustments to initial estimates are recorded as additional information becomes available. Based on the information currently available, the Company considers its provisions to be adequate.

      In the third quarter of 2005, the Company recorded an expense of $28 million, of which $25 million was for environmental matters, related to the derailment at Wabamun Lake, Alberta, as explained in Note 18 – Major commitments and contingencies, to the Company’s Annual Consolidated Financial Statements. This amount represents the Company’s retention under its insurance policies and other uninsured costs. The ultimate liability for clean-up costs could differ from the current amount recorded, but such a change is expected to be offset by a corresponding change in the insurance receivable.

      At December 31, 2005, most of the Company’s properties not acquired through recent acquisitions have reached the final assessment stage and therefore costs related to such sites have been anticipated. The final assessment stage can span multiple years. For properties acquired through recent acquisitions, the Company obtains assessments from both external and internal consultants and a liability has been or will be accrued based on such assessments.

Unknown existing environmental concerns
The Company’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities. The magnitude of such additional liabilities and costs cannot be reasonably estimated due to:

(i)	the lack of specific technical information available with respect to many sites;

(ii)	the absence of any government authority, third-party orders, or claims with respect to particular sites;

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

(iii)	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites;

(iv)	the ability to recover costs from any third parties with respect to particular sites;

and as such, costs related to future remediation will be accrued in the period they become known.

Future occurrences
In railroad and related transportation operations, it is possible that derailments, explosions or other accidents may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address any such harm, including costs relating to the performance of clean-ups, natural resource damages and compensatory or punitive damages relating to harm to individuals or property.

In 2005, the Company’s expenses relating to environmental matters, net of recoveries, were $34 million ($10 million in 2004 and $6 million in 2003). Payments for such matters were $24 million, net of potential insurance recoveries for 2005 ($8 million in 2004 and $12 million in 2003). As at December 31, 2005, the Company had aggregate accruals for environmental costs of $124 million ($113 million as at December 31, 2004). The Company anticipates that the majority of the liability will be paid out over the next five years.

Depreciation

Railroad properties are carried at cost less accumulated depreciation including asset impairment write-downs. The Company follows the group method of depreciation for railroad properties and, as such, depreciates the cost of railroad properties, less net salvage value, on a straight-line basis over their estimated useful lives. In addition, under the group method of depreciation, the cost of railroad properties, less net salvage value, retired or disposed of in the normal course of business, is charged to accumulated depreciation.

      Assessing the reasonableness of the estimated useful lives of properties requires judgment and is based on currently available information, including periodic depreciation studies conducted by the Company. The Company’s U.S. properties are subject to comprehensive depreciation studies conducted by external consultants as required by the Surface Transportation Board (STB). Depreciation studies for Canadian properties are not required by regulation and are therefore conducted internally. Studies are performed on specific asset groups on a periodic basis. The studies consider, among others, the analysis of historical retirement data using recognized life analysis techniques, and the forecasting of asset life characteristics. Changes in circumstances, such as technological advances, changes to the Company’s business strategy, changes in the Company’s capital strategy or changes in regulations can result in the actual useful lives differing from the Company’s estimates.

      A change in the remaining useful life of a group of assets, or their estimated net salvage, will affect the depreciation rate used to amortize the group of assets and thus affect depreciation expense as reported in the Company’s results of operations. A change of one year in the composite useful life of the Company’s fixed asset base would impact annual depreciation expense by approximately $13 million.

      Depreciation studies are a means of ensuring that the assumptions used to estimate the useful lives of particular asset groups are still valid and where they are not, they serve as the basis to establish the new depreciation rates to be used on a prospective basis. In 2004, the Company conducted a comprehensive study for its Canadian properties and certain U.S. rolling stock and equipment. The study did not have a significant impact on depreciation expense. In 2006, the Company expects to complete a depreciation study for certain U.S. rolling stock and equipment.

      In 2005, the Company recorded total depreciation and amortization expense of $630 million ($602 million in 2004 and $560 million in 2003). At December 31, 2005, the Company had Properties of $20,078 million, net of accumulated depreciation of $9,347 million ($19,715 million in 2004, net of accumulated depreciation of $9,232 million).

Pensions and other post-retirement benefits

The Company has several pension plans with measurement dates of December 31 for the Canadian plans, and September 30 for the U.S. plans. The descriptions in the following paragraphs pertaining to pensions relate generally to the Company’s main pension plan, the CN Pension Plan (the Plan), unless otherwise specified.

     The Company accounts for pensions and other post-retirement benefits as required by SFAS No. 87, "Employers' Accounting for Pensions,” and SFAS No. 106, "Employers' Accounting for Post-retirement Benefits Other Than Pensions,” respectively. Under these accounting standards, assumptions are made regarding the valuation of benefit obligations and performance of plan assets. Deferred recognition of differences between actual results and those assumed is a guiding principle of these standards. This approach allows for a gradual recognition of changes in benefit obligations and fund performance over the expected average remaining service life of the employee group covered by the plans.

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

     For pensions and other post-retirement benefits, assumptions are required for, among others, the discount rate, the expected long-term rate of return on plan assets, the rate of compensation increase, health care cost trend rates, mortality rates, employee early retirements, terminations and disability. Changes in these assumptions result in actuarial gains or losses which in accordance with SFAS No. 87 and SFAS No. 106, the Company has elected to amortize over the expected average remaining service life of the employee group covered by the plans only to the extent that the unrecognized net actuarial gains and losses are in excess of the corridor threshold, which is calculated as 10% of the greater of the beginning of year balances of the projected benefit obligation or market-related value of plan assets. The future effect on the Company’s results of operations is dependent on demographic experience, economic conditions and investment performance. Recent demographic experience has revealed no material net gains or losses on termination, retirement, disability and mortality. Experience with respect to economic conditions and investment performance are further discussed herein.

      The Company’s discount rate assumption, which is set annually at the end of each year, is used to determine the projected benefit obligation at the end of the year and the net periodic benefit cost for the following year. The discount rate is used to measure the single amount that, if invested at the measurement date in a portfolio of high-quality debt instruments with a rating of AA or better, would provide the necessary cash flows to pay for pension benefits as they become due. The discount rate is determined by management with the aid of third-party actuaries. The Company’s methodology for determining the discount rate is based on a zero-coupon bond yield curve, which is derived from a semi-annual bond yield curve provided by a leading Canadian financial institution. The portfolio of hypothetical zero-coupon bonds is expected to generate cash flows that match the estimated future benefit payments of the plans as the bond rate for each maturity year is applied to the plans’ corresponding expected benefit payments of that year. A discount rate of 5.0%, based on bond yields prevailing at December 31, 2005 (5.75% at December 31, 2004), was considered appropriate by the Company to match the approximately 12-year average duration of estimated future benefit payments. As a result, in 2006, the Company’s net periodic benefit cost for all plans is expected to increase by approximately $60 million, since the cumulative unrecognized actuarial loss of $2,145 million, mainly resulting from a decrease in the level of interest rates, was in excess of the plans’ corridor threshold as at December 31, 2005. The current estimate for the expected average remaining service life of the employee group covered by the plans is approximately nine years.

      For the year ended December 31, 2005, a one-percentage-point decrease in the discount rate used to determine net periodic benefit cost at January 1, 2005 of 5.75%, would have resulted in an increase of approximately $131 million in net periodic benefit cost, whereas a one-percentage-point increase would not have caused a material change to net periodic benefit cost as the Company amortizes actuarial gains and losses over the expected average remaining service life of the employee group covered by the plans, only to the extent they are in excess of the corridor threshold.

      To develop its expected long-term rate of return assumption used in the calculation of net periodic benefit cost applicable to the market-related value of assets, the Company considers both its past experience and future estimates of long-term investment returns, the expected composition of the plans’ assets as well as the expected long-term market returns in the future. The Company has elected to use a market-related value of assets, whereby realized and unrealized gains/losses and appreciation/depreciation in the value of the investments are recognized over a period of five years, while investment income is recognized immediately. If the Company had elected to use the market value of assets, which at December 31, 2005 exceeded the market-related value of Plan assets by approximately $2,300 million, net periodic benefit cost would decrease by approximately $50 million for 2005, assuming all other assumptions remained constant. The Company follows a disciplined investment strategy, which limits concentration of investments by asset class, foreign currency, sector or company. The Investment Committee of the Board of Directors has approved an investment policy that establishes long-term asset mix targets based on a review of historical returns achieved by worldwide investment markets. Investment managers may deviate from these targets but their performance is evaluated in relation to the market performance of the target mix. The Company does not anticipate the return on plan assets to fluctuate materially from related capital market indices. The Investment Committee reviews investments regularly with specific approval required for major investments in illiquid securities. The policy also permits the use of derivative financial instruments to implement asset mix decisions or to hedge existing or anticipated exposures. The Plan does not invest in the securities of the Company or its subsidiaries. During the last 10 years ended December 31, 2005, the Plan earned an annual average rate of return of 10.6%. The actual and market-related value rates of return on plan assets for the last five years were as follows:

Rates of return	2005	2004	2003	2002	2001

Actual	20.5%	11.7%	9.6%	(0.3)%	(1.4)%
Market-related value	8.6%	6.3%	7.0%	7.4%	10.2%

For that same period, the Company used a long-term rate of return assumption on the market-related value of plan assets not exceeding 9% to compute net periodic benefit cost. In 2003, the

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

Company had reduced the expected long-term rate of return on plan assets from 9% to 8% to reflect management’s view of long-term investment returns. The effect of this change in management’s assumption was to increase annual net periodic benefit cost by approximately $55 million for all years presented.

     Based on the fair value of the assets held as at December 31, 2005, the Plan assets are comprised of 56% in Canadian and foreign equities, 32% in debt securities, 2% in real estate assets and 10% in other assets. The long-term asset allocation percentages are not expected to differ materially from the current composition.

      The rate of compensation increase of 3.75%, used to determine both the benefit obligation and the net periodic benefit cost, is another significant assumption in the actuarial model for pension accounting and is determined by the Company based upon its long-term plans for such increases.

      For other post-retirement benefits, the Company reviews external data and its own historical trends for health care costs to determine the health care cost trend rates. For measurement purposes, the projected health care cost trend rate for prescription drugs was 14% in the current year, and it is assumed that the rate will decrease gradually to 6% in 2013 and remain at that level thereafter. For the year ended December 31, 2005, a one-percentage-point change in either the rate of compensation increase or the health care cost trend rate would not cause a material change to the Company’s net periodic benefit cost for both pensions and other post-retirement benefits.

      For pension funding purposes, an actuarial valuation is required at least on a triennial basis. However, the Company has conducted actuarial valuations on an annual basis to account for pensions. The latest actuarial valuation of the CN Pension Plan was conducted as at December 31, 2004 and indicated a funding excess. Total contributions for all of the Company’s pension plans are expected to be approximately $100 million in each of 2006, 2007, and 2008 based on the plans’ current position. The assumptions discussed above are not expected to have a significant impact on the cash funding requirements of the pension plans. The Canadian Institute of Actuaries (CIA) has adopted a new standard that will be used to calculate the values that pension plan members are entitled to receive upon termination of employment. This new standard will impact the calculation of the pension plan liabilities under a solvency or wind-up scenario when the Company conducts an actuarial valuation for purposes of determining the funding position of the Company's Canadian pension plans. The standard, which was effective February 2005, will apply to future actuarial valuations and may significantly impact future funding requirements.

      The Company recorded consolidated net periodic benefit cost for pensions of $17 million, $22 million and $49 million in 2005, 2004 and 2003, respectively. Consolidated net periodic benefit cost for other post-retirement benefits was $24 million, $29 million, and $33 million in 2005, 2004, and 2003, respectively. At December 31, 2005, the Company’s accrued benefit cost for post-retirement benefits other than pensions was $313 million ($309 million at December 31, 2004). In addition, at December 31, 2005, the Company’s consolidated pension benefit obligation and accumulated post-retirement benefit obligation (APBO) were $14,346 million and $300 million, respectively ($13,137 million and $319 million at December 31, 2004).

      The Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (the “Act”), signed into law in the United States in December 2003, provides for prescription drug benefits under Medicare, as well as a federal subsidy to sponsors of retiree health care benefit plans that provide prescription drug benefits that have been concluded to be actuarially equivalent to the Medicare benefit. Pursuant to FASB Staff Position 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement, and Modernization Act of 2003,” adopted on July 1, 2004, the Company evaluated and determined the prescription drug benefits provided by its health care plans to be actuarially equivalent to the Medicare benefit under the Act. The Company measured the effects of the Act on the APBO as of January 1, 2004 and, as such, the APBO was reduced by $49 million. Net periodic benefit cost for the year ended December 31, 2004 was reduced by $7 million due to the effects of the Act.

      In 2004, with the acquisitions of GLT and BC Rail, the Company assumed two additional defined benefit plans. The following table provides the Company’s plan assets by category, benefit obligation at end of year, and Company and employee contributions by major pension plan:

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

In millions	December 31, 2005	CN Pension Plan	BC Rail Pension Plan	U.S. and Other Plans	Total

Plan assets by category
Equity securities		$7,814	$300	$131	$8,245
Debt securities		4,514	194	62	4,770
Real estate		321	14	-	335
Other		1,420	88	16	1,524

Total		$14,069	$596	$209	$14,874

Benefit obligation at end of year		$13,404	$546	$396	$14,346

Company contributions in 2005		$77	$20	$30	$127

Employee contributions in 2005		$55	$3	$-	$58

Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, the change in the net deferred income tax asset or liability is included in the computation of net income. Deferred income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. As a result, a projection of taxable income is required for those years, as well as an assumption of the ultimate recovery/settlement period for temporary differences. The projection of future taxable income is based on management’s best estimate and may vary from actual taxable income. On an annual basis, the Company assesses its need to establish a valuation allowance for its deferred income tax assets and if it is deemed more likely than not that its deferred income tax assets will not be realized based on its taxable income projections, a valuation allowance is recorded. As at December 31, 2005, the Company expects that its deferred income tax assets will be recovered from future taxable income and therefore, has not set up a valuation allowance. In addition, Canadian and U.S. tax rules and regulations are subject to interpretation and require judgment by the Company that may be challenged by the taxation authorities. The Company believes that its provisions for income taxes are adequate pertaining to any assessments from the taxation authorities.

      The Company’s deferred income tax assets are mainly composed of temporary differences related to accruals for workforce reductions, personal injury and other claims, environmental and other post-retirement benefits, and losses and tax credit carryforwards. The majority of these accruals will be paid out over the next five years. The Company’s deferred income tax liabilities are mainly composed of temporary differences related to properties and net prepaid benefit cost for pensions. The reversal of temporary differences is expected at future-enacted income tax rates which could change due to fiscal budget changes and/or changes in income tax laws. As a result, a change in the timing and/or the income tax rate at which the components will reverse, could materially affect deferred income tax expense as recorded in the Company’s results of operations. A one-percentage-point change in the Company’s reported effective income tax rate would have the effect of changing the income tax expense by $23 million in 2005.

      In 2005, the Company recorded a deferred income tax expense of $14 million and a corresponding increase to its net deferred income tax liability resulting from the net impact of higher enacted corporate tax rates in certain Canadian provinces. In the fourth quarter of 2003, the Company had recorded an increase of $81 million to its net deferred income tax liability resulting from the enactment of higher corporate tax rates in the province of Ontario. As a result, for the year ended December 31, 2003, a deferred income tax expense of $79 million was recorded in income and $2 million was recorded in Other comprehensive loss.

      For the year ended December 31, 2005, the Company recorded total income tax expense of $781 million ($596 million in 2004 and $517 million in 2003) of which $547 million was for deferred income taxes ($366 million in 2004 and $411 million in 2003). The Company’s net deferred income tax liability at December 31, 2005 was $4,752 million ($4,359 million at December 31, 2004).

Business risks

Certain information included in this report may be “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. Implicit in these statements, particularly in respect of growth opportunities, is the assumption that the positive economic trends in North America and Asia will continue.

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

This assumption, although considered reasonable by the Company at the time of preparation, may not materialize. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the outlook, the actual results or performance of the Company or the rail industry to be materially different from any future results or performance implied by such statements. Such factors include the specific risks set forth below as well as other risks detailed from time to time in reports filed by the Company with securities regulators in Canada and the United States.

Competition

The Company faces significant competition from a variety of carriers, including Canadian Pacific Railway Company (CP) which operates the other major rail system in Canada, serving most of the same industrial and population centers as the Company, long distance trucking companies and, in many markets, major U.S. railroads and other Canadian and U.S. railroads. Competition is generally based on the quality and reliability of services provided, price, and the condition and suitability of carriers’ equipment. Competition is particularly intense in eastern Canada where an extensive highway network and population centers, located relatively close to one another, have encouraged significant competition from trucking companies. In addition, much of the freight carried by the Company consists of commodity goods that are available from other sources in competitive markets. Factors affecting the competitive position of suppliers of these commodities, including exchange rates, could materially adversely affect the demand for goods supplied by the sources served by the Company and, therefore, the Company’s volumes, revenues and profit margins.

      In addition to trucking competition, and to a greater degree than other rail carriers, the Company’s subsidiary, Illinois Central Railroad Company (ICRR), is vulnerable to barge competition because its main routes are parallel to the Mississippi River system. The use of barges for some commodities, particularly coal and grain, often represents a lower cost mode of transportation. Barge competition and barge rates are affected by navigational interruptions from ice, floods and droughts, which can cause widely fluctuating barge rates. The ability of ICRR to maintain its market share of the available freight has traditionally been affected by the navigational conditions on the river.

      The significant consolidation of rail systems in the United States has resulted in larger rail systems that are able to offer seamless services in larger market areas and accordingly, compete effectively with the Company in certain markets. This requires the Company to consider transactions that would similarly enhance its own service. There can be no assurance that the Company will be able to compete effectively against current and future competitors in the railroad industry and that further consolidation within the railroad industry will not adversely affect the Company’s competitive position. No assurance can be given that competitive pressures will not lead to reduced revenues, profit margins or both.

Environmental matters

The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the United States concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.

      While the Company believes that it has identified the costs likely to be incurred in the next several years, based on known information. for environmental matters, the Company’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities.

      In railroad and related transportation operations, it is possible that derailments, explosions or other accidents may occur that could cause harm to human health or to the environment. In addition, the Company is also exposed to liability risk, faced by the railroad industry generally, in connection with the transportation of toxic-by-inhalation hazardous materials such as chlorine and anhydrous ammonia, commodities that are essential to the public health and welfare and that, as a common carrier, the Company has a duty to transport. As a result, the Company may incur costs in the future, which may be material, to address any such harm, including costs relating to the performance of clean-ups, natural resource damages and compensatory or punitive damages relating to harm to individuals or property. The ultimate cost of known contaminated sites cannot be definitely established, and the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination, the available clean-up techniques, the Company’s share of the costs and evolving regulatory standards governing environmental liability. Also, additional contaminated

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

sites yet unknown may be discovered or future operations may result in accidental releases. For these reasons, there can be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such environmental liabilities or costs.

Personal injury and other claims

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property. The Company maintains provisions for such items, which it considers to be adequate for all of its outstanding or pending claims. The final outcome with respect to actions outstanding or pending at December 31, 2005, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year.

Labor negotiations

Canadian workforce
As of December 31, 2005, CN employed a total of 14,979 employees in Canada, of which 11,987 were unionized employees.

     As of January 2006, the Company had in place labor agreements covering its entire Canadian unionized workforce. In 2006, CN will begin bargaining with two national unions whose agreements expire December 31, 2006. These agreements will remain in effect until bargaining and legal processes have been concluded.

      Following the acquisition of BC Rail, the Company reached implementing agreements in December 2004 for BC Rail employees with the Council of Trade Unions and its members, representing all unions, regarding the integration of the various collective agreements. In March 2005, under Section 18 of the Canada Labour Code, the Company filed a request with the Canada Industrial Relations Board (CIRB) to amend the current bargaining agent certificates at BC Rail to correspond with those agents representing the same employee groups at CN. On October 13, 2005, the CIRB granted the Company’s request but retained jurisdiction on any issues that might remain in contention.

      There can be no assurance that the Company will be able to renew and have ratified its collective agreements without any strikes or lockouts.

U.S. workforce
As of December 31, 2005, CN employed a total of 6,561 employees in the United States, of which 5,676 were unionized employees.

      As of January 2006, the Company had in place agreements with bargaining units representing the entire unionized workforce at Grand Trunk Western Railroad Incorporated (GTW); Duluth, Winnipeg and Pacific (DWP); ICRR; CCP Holdings, Inc. (CCP); Duluth, Missabe & Iron Railroad (DMIR), Bessemer & Lake Erie (BLE) and Pittsburgh & Conneaut Dock Company (PCD), and 93% of the unionized workforce at Wisconsin Central Transportation Corporation (WC). Agreements in place have various moratorium provisions, ranging from the end of 2004 to the end of 2009, which preserve the status quo in respect of given areas during the terms of such moratoriums. Several of these agreements are currently under renegotiation.

      The general approach to labor negotiations by U.S. Class I railroads is to bargain on a collective national basis. GTW, DWP, ICRR, CCP, WC, DMIR, BLE and PCD have bargained on a local basis rather than holding national, industry-wide negotiations because they believe it results in agreements that better address both the employees’ concerns and preferences, and the railways’ actual operating environment. However, local negotiations may not generate federal intervention in a strike or lockout situation, since a dispute may be localized. The Company believes the potential mutual benefits of local bargaining outweigh the risks.

     Negotiations are ongoing with the bargaining units with which the Company does not have agreements or settlements. Until new agreements are reached or the processes of the Railway Labor Act have been exhausted, the terms and conditions of existing agreements continue to apply. Although the Company does not anticipate work action related to these negotiations while they are ongoing, there can be no assurance that there will not be any such work action and that the resolution of these negotiations will not have a material adverse effect on the Company’s financial position or results of operations.

Regulation

The Company’s rail operations in Canada are subject to regulation as to (i) rate setting and network rationalization by the Canadian Transportation Agency (the Agency) under the Canada Transportation Act (the CTA), and (ii) safety by the federal Minister of Transport under the Railway Safety Act and certain other statutes. The Company’s U.S. rail operations are subject to regulation as to (i) economic regulation by the STB and (ii) safety by the Federal Railroad Administration. As such, various Company business transactions must gain prior regulatory approval, with attendant risks and uncertainties. The Company is also subject to a variety of health, safety, security, labor,

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

environmental and other regulations, all of which can affect its competitive position and profitability.

      With respect to safety, rail safety regulation in Canada is the responsibility of Transport Canada, which administers the Canadian Railway Safety Act, as well as the rail portions of other safety-related statutes. In the U.S., rail safety regulation is the responsibility of the Federal Railroad Administration, which administers the Federal Rail Safety Act, as well as the rail portions of other safety statutes. In addition, safety matters related to security are overseen by the Transportation Security Administration, which is part of the U.S. Department of Homeland Security.

      The federal government carries out a review of Canadian transportation legislation periodically. The latest review resulted in a report to the Minister of Transport, released to the public on July 18, 2001, which contains numerous recommendations for legislative changes affecting all modes of transportation, including rail. On February 25, 2003, the Canadian Minister of Transport released its policy document Straight Ahead - A Vision for Transportation in Canada. On March 24, 2005, the Minister of Transport tabled Bill C-44 entitled An Act to Amend the Canada Transportation Act and the Railway Safety Act, to enact the VIA Rail Canada Act and to make consequential amendments to other Acts. Bill C-44 was terminated when Parliament was dissolved on November 29, 2005. No assurance can be given that any future legislative action by the federal government or other future government initiatives will not materially adversely affect the Company's financial position or results of operations.

     The U.S. Congress has had under consideration for several years various pieces of legislation that would increase federal economic regulation of the railroad industry. In addition, the STB is authorized by statute to commence regulatory proceedings if it deems them to be appropriate. No assurance can be given that any future regulatory initiatives by the U.S. federal government will not materially adversely affect the Company’s operations, or its competitive and financial position.

     The Company is subject to statutory and regulatory directives in the United States addressing homeland security concerns. These include border security arrangements, pursuant to an agreement the Company and CP entered into with U.S. Customs and Border Protection (CBP) and the Canada Border Services Agency (CBSA). These requirements include advance electronic transmission of cargo information for U.S.-bound traffic and cargo screening (including gamma ray and radiation screening), as well as U.S. government-imposed restrictions on the transportation into the United States of certain commodities. In the fourth quarter of 2003, the CBP issued regulations to extend advance notification requirements to all modes of transportation and the U.S. Food and Drug Administration promulgated interim final rules requiring advance notification by all modes for certain food imports into the United States. CBSA is also working on implementation of advance notification requirements for Canadian-bound traffic. The Company has also worked with the Association of American Railroads to develop and put in place an extensive industry-wide security plan to address terrorism and security-driven efforts by state and local governments seeking to restrict the routings of certain hazardous materials. If such state and local routing restrictions were to go into force, they would be likely to add to security concerns by foreclosing the Company’s most optimal and secure transportation routes, leading to increased yard handling, longer hauls, and the transfer of traffic to lines less suitable for moving hazardous materials, while also infringing upon the exclusive and uniform federal oversight over railroad security matters. While the Company will continue to work closely with the CBSA, CBP, and other Canadian and U.S. agencies, as above, no assurance can be given that future decisions by the U.S., Canadian, provincial, state, or local governments on homeland security matters, or joint decisions by the industry in response to threats to the North American rail network, will not materially adversely affect the Company’s operations, or its competitive and financial position.

      In October 2002, the Company became the first North American railroad to gain membership in the U.S. Customs Trade Partnership Against Terrorism (C-TPAT). C-TPAT is a joint government-business initiative designed to build cooperative relationships that strengthen overall supply chain and border security on goods exported to the U.S. The Company is also designated as a low-risk carrier under the Customs Self-Assessment (CSA) program, a CBSA program designed to expedite the cross-border movement of goods of CSA-accredited importing companies for goods imported into Canada.

      The Company’s ownership of the former Great Lakes Transportation vessels is subject to regulation by the U.S. Coast Guard and the Department of Transportation, Maritime Administration, which regulate the ownership and operation of vessels operating on the Great Lakes and in U.S. coastal waters. On February 4, 2004, the Maritime Administration and the U.S. Coast Guard issued a Joint Notice of Proposed Rulemaking, proposing modifications to the regulations governing vessel documentation for lease financing for vessels engaged in the coastwise trade. In addition, the U.S. Congress has from time to time considered modifications to the legislation governing the United States coastwise trade. As a result of maritime legislation enacted in 2004, the regulations governing the Company's acquisition of these vessels should not be affected. Subsequent to the enactment of this legislation, on April 13, 2005, the Coast Guard and Maritime Administration withdrew their proposed rulemaking, and plan to publish a new notice of proposed rulemaking in the future to address the legislation’s provisions. No assurance can be given that any future legislative or

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

regulatory initiatives by the U.S. federal government will not materially adversely affect the Company's operations, or its competitive and financial position.

Business prospects and other risks

In any given year, the Company, like other railroads, is susceptible to changes in the economic conditions of the industries and geographic areas that produce and consume the freight it transports or the supplies it requires to operate. In addition, many of the goods and commodities carried by the Company experience cyclicality in demand. Many of the bulk commodities the Company transports move offshore and are affected more by global rather than North American economic conditions. The Company’s results of operations can be expected to reflect these conditions because of the significant fixed costs inherent in railroad operations.

      Global as well as North American trade conditions, including trade barriers on certain commodities, may interfere with the free circulation of goods across Canada and the United States.

      The Company, like other railroads, is susceptible to the volatility of fuel prices due to changes in the economy or supply disruptions. Rising fuel prices could materially adversely affect the Company’s expenses. As such, CN has implemented a fuel surcharge program to help mitigate the impact of rising fuel prices. No assurance can be given that continued increases in fuel prices or supply disruptions will not materially adversely affect the Company’s operations or its financial position.

      Overall return in the capital market, and the level of interest rates, affect the funded status of the Company's pension plans as well as the Company's results of operations. Adverse changes with respect to pension plan returns and the level of interest rates from the date of the last actuarial valuation may increase future pension contributions and could have a material adverse effect on the Company’s results of operations. The funding requirements as well as the impact on the results of operations will be determined following the completion of future actuarial valuations.

      Potential terrorist actions can have a direct or indirect impact on the transportation infrastructure, including railway infrastructure in North America, and interfere with the free flow of goods. International conflicts can also have an impact on the Company’s markets.

      Although the Company conducts its business and receives revenues primarily in Canadian dollars, a growing portion of its revenues, expenses, assets and debt is denominated in U.S. dollars. Thus, the Company’s results are affected by fluctuations in the exchange rate between these currencies. Based on the Company’s current operations, the estimated annual impact on net income of a year-over-year one-cent change in the Canadian dollar relative to the U.S. dollar is approximately $10 million. Changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby further affect the Company’s revenues and expenses.

     Should a major economic slowdown or recession occur in North America or other key markets, or should major industrial restructuring take place, the volume of rail shipments carried by the Company is likely to be adversely affected.

      In addition to the inherent risks of the business cycle, the Company’s operations are occasionally susceptible to severe weather conditions, which can disrupt operations and service for the railroad as well as for the Company’s customers. In recent years, severe drought conditions in western Canada, for instance, significantly reduced bulk commodity revenues, principally grain.

Generally accepted accounting principles require the use of historical cost as the basis of reporting in financial statements. As a result, the cumulative effect of inflation, which has significantly increased asset replacement costs for capital-intensive companies such as CN, is not reflected in operating expenses. Depreciation charges on an inflation-adjusted basis, assuming that all operating assets are replaced at current price levels, would be substantially greater than historically reported amounts.

Canadian National Railway Company
Management’s Discussion and Analysis	U.S. GAAP

Controls and procedures

The Company’s Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2005, have concluded that the Company’s disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its consolidated subsidiaries would have been made known to them.

      During the fourth quarter ending December 31, 2005, there was no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

      The Company is undergoing a comprehensive effort in preparation for compliance with Section 404 of the Sarbanes-Oxley Act for the year ending December 31, 2006. This effort includes, among other things, evaluating the adequacy of the Company’s documentation of controls, assessing the effectiveness of control design, and testing the operation of the controls as designed. In the course of its evaluation, management has identified certain deficiencies in its internal control over financial reporting. These deficiencies are being addressed through a detailed remediation program. The Company does not believe that any of the deficiencies identified to date, individually or in the aggregate, result in a material weakness to its internal control over financial reporting.

Additional information, including the Company’s 2004 Annual Information Form (AIF) and Form 40-F, may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml, respectively. The 2005 AIF and Form 40-F will become available on or prior to March 31, 2006.

Montreal, Canada
January 24, 2006

Item 5

Statement of CEO Regarding Facts and
Circumstances Relating to Exchange Act Filings

I, E. Hunter Harrison, certify that:

(1)	I have reviewed this report on Form 6-K of Canadian National Railway Company;

(2)	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4)	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

	(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

	(b)	[Paragraph omitted pursuant to SEC Release Nos.33-8238 and 34-47986];

	(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

	(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(5)	The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

	(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

	(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 6, 2006

/s/ E. Hunter Harrison

E. Hunter Harrison
President and Chief Executive Officer

Item 6

Statement of CFO Regarding Facts and
Circumstances Relating to Exchange Act Filings

I, Claude Mongeau, certify that:

(1)	I have reviewed this report on Form 6-K of Canadian National Railway Company;

(2)	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4)	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

	(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

	(b)	[Paragraph omitted pursuant to SEC Release Nos.33-8238 and 34-47986];

	(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

	(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(5)	The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

	(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

	(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 6, 2006

/s/ Claude Mongeau

Claude Mongeau
Executive Vice-President and Chief
Financial Officer

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: February 6, 2006	By:	/s/ Cristina Circelli

Name: Cristina Circelli Title: Deputy Secretary and General Counsel